Exhibit 2.1

STOCK PURCHASE AND SALE AGREEMENT

BY AND AMONG

NEWSTAR FINANCIAL, INC.,

SOUTHERN COMMERCE BANK, NATIONAL ASSOCIATION,

AND

DICKINSON FINANCIAL CORPORATION

January 5, 2009

(i)

3.30	Brokers	24
3.31	Certain Payments	24
3.32	Transactions with Related Parties	24
3.33	Disclosure	25

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE PURCHASER		25

4.1	Organization and Qualification	25
4.2	Authorization; Enforceability	25
4.3	No Violation or Conflict	25
4.4	Governmental Consents and Approvals	25
4.5	Litigation	25
4.6	Brokers	26
4.7	Financing	26

ARTICLE V PRE-CLOSING COVENANTS		26

5.1	Agreements of the Bank	26
5.2	Advice of Changes	31
5.3	Reasonable Best Efforts	31
5.4	Regulatory Filings	31
5.5	Access to Information	31
5.6	Notification of Certain Matters	32

ARTICLE VI CONDITIONS TO THE CLOSING		32

6.1	Conditions Precedent to the Purchaser’s Obligations	32
6.2	Conditions Precedent to the Bank’s and Seller’s Obligations	34

ARTICLE VII TERMINATION		35

7.1	Termination	35
7.2	Effect of Termination, Fees and Expenses	36

ARTICLE VIII POST-CLOSING COVENANTS		36

8.1	Public Announcements	36
8.2	Confidentiality	36
8.3	Non-Solicitation	37
8.4	Non-Competition	37
8.5	Release	38
8.6	Tax Matters	38
8.7	Employee Benefits; Employment Matters	42

ARTICLE IX INDEMNIFICATION		42

9.1	Survival of Representations, Warranties and Covenants	42
9.2	Seller’s Indemnification of the Purchaser	43

(ii)

9.3	Purchaser’s Indemnification of the Seller	44
9.4	De Minimis; Deductible; Cap	44
9.5	Assertion of Claims	45
9.6	Mitigation	47
9.7	Exclusive Remedies	47

ARTICLE X MISCELLANEOUS		47

10.1	Notices	47
10.2	Entire Agreement	48
10.3	Binding Effect	49
10.4	Assignment	49
10.5	Modifications and Amendments	49
10.6	Waivers and Consents	49
10.7	No Third Party Beneficiary	49
10.8	Severability	49
10.9	Governing Law	50
10.10	Counterparts	50
10.11	Headings	50
10.12	Expenses	50
10.13	No Admission	50
10.14	Further Assurances	50
10.15	Waiver of Jury Trial	50

(iii)

STOCK PURCHASE AND SALE AGREEMENT

This STOCK PURCHASE AND SALE AGREEMENT (this “Agreement”) is entered into as of January 5, 2009, by and among NewStar Financial, Inc., a Delaware corporation having its principal corporate offices in Boston, Massachusetts (the “Purchaser”), Southern Commerce Bank, National Association, a national bank with its main office in Tampa, Florida (the “Bank”), and Dickinson Financial Corporation, a Missouri corporation having its principal corporate offices in Kansas City, Missouri (the “Seller”). The Purchaser, Bank and Seller may be referred to herein as “Party” or “Parties,” as applicable.

WHEREAS, the Seller is the owner of all of the issued and outstanding shares of the capital stock of every kind and description (each, a “Share” and, collectively, the “Shares”) of the Bank;

WHEREAS, the Seller desires to sell to the Purchaser, and the Purchaser desires to purchase from the Seller, all of the Shares upon the terms and subject to the conditions set forth herein; and

NOW, THEREFORE, in consideration of the premises and the mutual covenants, representations and warranties herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby mutually acknowledged, the Parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Specific Terms. The following terms when used in this Agreement shall have the respective meanings set forth below:

“Action” means any claim, demand, action, cause of action, right of recovery, right of set-off, suit, arbitration, inquiry, proceeding or investigation (whether civil, criminal, administrative, investigative or informal) commenced, brought or conducted by, or otherwise involving, any Person, Governmental Authority or arbitrator.

“Affiliate” means, with respect to a specified Person, any other Person which, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such Person. For purposes of this definition, (a) the terms “controls,” “controlled by” and “under common control with” means the possession, directly or indirectly or as a trustee or executor, of the power to direct or cause the direction of the affairs of management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person; and (b) any Person that beneficially owns or holds twenty-five percent (25%) or more of the outstanding voting securities or other securities convertible into voting securities of such Person shall be deemed to be an Affiliate of such Person; and (c) with respect to a specified Person, any other Person of which the specified Person beneficially owns or holds twenty-five percent (25%) or more of the outstanding voting securities or other securities convertible into voting securities shall be deemed to be an Affiliate of such specified Person.

“Business Day” means any day other than a Saturday, Sunday or other day on which banks are required or authorized to be closed in the city of Tampa, Florida.

“Cash” means all cash and cash equivalents (including marketable securities and short-term investments) on hand or in banks or other depositories (net of any outstanding check or other in-process payment obligations) calculated in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements, excluding any amounts wired or otherwise contributed by Purchaser to the Bank and any check or other in-process payment obligations related thereto.

“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended through the date hereof and any regulations promulgated thereunder.

“COBRA” means the health care continuation coverage requirements of Section 4980B of the Code and Sections 601 through 608 of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consent” means any consent or approval of, or notice to, or declaration or filing with any third party required under any Material Contract or Governmental Permit as a result of the transactions contemplated by this Agreement.

“Contract” means any contract, agreement, purchase order, invoice, sales order, obligation, undertaking, understanding, license, lease, note, mortgage or other binding commitment, whether written or oral and whether expressed or implied.

“Court” means any court or arbitration tribunal of the United States, any domestic state, or any foreign country, and any political subdivision thereof.

“Disclosure Schedules” means the Schedules delivered by the Seller and the Bank to the Purchaser on or before January 9, 2009, which are numbered to correspond to certain Sections in this Agreement, including the numbered Sections contained in Article III.

“Documents” means this Agreement together with the Interim Services Agreement, the Escrow Agreement, the Schedules and Exhibits hereto and thereto (including the Disclosure Schedules) and all agreements, documents, certificates and instruments executed in connection with this Agreement.

“Employee Plans” means all “employee benefit plans” (as defined in Section 3(3) of ERISA) of the Bank or any ERISA Affiliate and all bonus, stock or other security option, stock or other security purchase, stock or other security appreciation rights, incentive, deferred compensation, retirement or supplemental retirement, severance, golden parachute, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, insurance and other similar fringe or employee benefit plans, programs or arrangements, and any employment or executive compensation or severance agreements, which have been sponsored, maintained, entered into, contributed to, or required to be contributed to by the Bank or an ERISA Affiliate for the benefit of, or relating to, any present or former employees, officers, directors, consultants or agents (and/or their respective dependents and beneficiaries) of the Bank or an ERISA Affiliate, or for or as to which the Bank or any ERISA

Affiliate may be responsible or have any Liability, whether or not such Employee Plan is terminated.

“Environmental Condition” means a condition relating to, or arising or resulting from a failure to comply with any applicable Environmental Law or Environmental Permit, or any release or threatened release of a Hazardous Substance into the environment, buildings or facilities, or otherwise arising out of or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances.

“Environmental Law” means any Law or Regulation (including without limitation any restriction, condition, standard or requirement) relating to pollution or protection of natural resources or the environment from Hazardous Substances (including without limitation ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Substances, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, possession, disposal, transport or handling of Hazardous Substances. For purposes of clarity, the term Environmental Law shall include, without limitation, CERCLA, the Solid Waste Disposal Act, as amended 42 U.S.C. § 6901 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § § 6901 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. §§ 6901 et seq.; the Clean Water Act, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq.; the Clean Air Act, 42 U.S.C. §§ 7401 et seq.; the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq.; and all analogous state, provincial and foreign Laws.

“Environmental Permits” means any Governmental Permits required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and any successor Law, and all Regulations issued pursuant thereto.

“ERISA Affiliate” means any trade or business (whether or not incorporated) that is or has been a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliated service group” with, or otherwise required to be aggregated with, the Bank under Sections 414(b), (c), (m) or (o) of the Code or Section 4001(14) of ERISA.

“Escrow Agreement” means that certain agreement with a term of one year from and after the Closing Date to be entered by and between the Purchaser and Seller with respect to the Holdback Amount.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“GAAP” means United States generally accepted accounting principles and practices in effect from time to time, as they are applied to banks and bank holding companies, consistently applied.

“Governmental Authority” means (a) any nation, state, city, town, village, district or other jurisdiction; (b) any federal, state, local, municipal, foreign or other government; (c) any governmental, regulatory or legislative agency or authority (other than a Court) of the United States, any domestic state, or any foreign country and any political subdivision or agency thereof, including any authority having governmental or quasi-governmental powers (including any administrative agency or commission, branch or department).

“Governmental Permit” means any license, permit, application, consent, certificate, registration, approval and authorization pending before, issued, granted, given or otherwise made available by, or under the authority of, any Governmental Authority.

“Hazardous Substance” means any “hazardous substance,” as defined in CERCLA, and any other substance, chemical, compound, product, solid, gas, liquid, pollutant, contaminant, waste or material which is identified or designated as hazardous, dangerous or toxic, or any similar term, or is regulated under any Environmental Law, including without limitation, asbestos or any substance containing asbestos, polychlorinated biphenyls, pesticides, medical and infectious waste, radioactive materials, lead-based paint and petroleum (including crude oil or any fraction thereof).

“Holdback Amount” means Nine Hundred Seventy-Five Thousand Twenty-Five Dollars ($975,025.00), which shall be held and administered pursuant to the terms and procedures set forth in the Escrow Agreement.

“Indebtedness” means, with respect to any Person, (a) all indebtedness of such Person, whether or not contingent, for borrowed money, including any accrued interest thereon; (b) all obligations of such Person for the deferred purchase price of property or services; (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, including without limitation any prepayment penalty; (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the Bank or lender under such agreement in the event of default are limited to repossession or sale of such property); (e) all obligations of such Person as lessee under leases that have been or should be, in accordance with GAAP, recorded as capital leases; (f) all obligations, contingent or otherwise, of such Person under acceptance, letter of credit or similar facilities; (g) all obligations of such Person to purchase, redeem, retire, decease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividends; (h) any amounts payable related to any Litigation; and (i) all indebtedness of any third party referred to in clauses (a) through (g) above that is (x) guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (A) to pay or purchase such indebtedness or to advance or supply funds for the payment or purchase of such indebtedness, (B) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such indebtedness or to assure the holder of such Indebtedness against loss, (C) to supply funds to or in any other manner invest in the debtor (including any agreement to pay for property or services irrespective of whether such property is received or such services are rendered) or (D) otherwise to assure a creditor against loss or (y) secured by any Lien on property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such indebtedness.

“Indemnified Person” means any Person entitled to indemnification upon the occurrence of an indemnifiable event pursuant to Article IX which, with respect to the Purchaser, means the Purchaser Indemnified Persons and, with respect to the Seller, means the Seller Indemnified Persons.

“Indemnifying Person” means any Person obligated to provide indemnification upon the occurrence of an indemnifiable event pursuant to Article IX.

“Intangible Assets” means assets included within the Core Deposit Intangible and Goodwill line items on the Reference Balance Sheet, the Proposed Closing Balance Sheet or the Closing Balance Sheet (as the case may be).

“Interim Services Agreement” means that certain agreement by and between the Purchaser and Seller pursuant to which the Seller provides certain services to the Bank after the Closing Date.

“IRS” shall mean the United States Internal Revenue Service.

“Knowledge” means (a) with respect to an individual, the actual knowledge of such individual; (b) with respect to the Bank or Seller the actual knowledge of Dennis Ambroske, Tim Connealy, John Cox, Paul Holewinski, Scott Kennon, John Nash, Randall Nay, Elizabeth Roberts, Rick Smalley and Thomas Wilson, as officers of those companies, respectively and (c) with respect to Purchaser, the actual knowledge of John K. Bray, Robert K. Brown, Robert T. Clemmens, Timothy J. Conway, David R. Dobies, John J. Frishkopf, R. Scott Poirier and Peter A. Schmidt-Fellner.

“Law” means (a) all laws, statutes, ordinances, Regulations, decisions and Orders of any Governmental Authority and (b) all decisions and Orders of Courts having the effect of law in each applicable jurisdiction.

“Leased Real Property” means the real property leased by the Bank as tenant, together with, to the extent leased by the Bank, all buildings and other structures, facilities or improvements currently or hereafter located thereon, all fixtures, systems, equipment and items of personal property of the Bank attached or appurtenant thereto, and all easements, licenses, rights and appurtenances relating to the foregoing.

“Liabilities” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including, without limitation, those arising under any Law (including, without limitation, any Environmental Law), Action or Order, liabilities for Taxes and liabilities arising under any Contract.

“Lien” means any claim, mortgage, pledge, security interest, attachment, encumbrance, lien (statutory or otherwise), option, conditional sale agreement, right of first refusal or any other restriction or charge of any kind.

“Litigation” means any suit, action, arbitration, claim, complaint, criminal prosecution, investigation, inquiry, demand letter, governmental or other administrative proceeding, whether at law or at equity, before or by any Court, arbitrator or other tribunal.

“Loan Reserve Adjustment” means the product of the Reference Reserve Factor multiplied by the Seller Repurchase Price.

“Losses” means any and all costs, claims, damages, liabilities and reasonable, necessary and appropriately documented out-of-pocket expenses (including reasonable attorneys’ and accountants’ fees and costs) suffered or incurred by any Indemnified Person for which such Indemnified Person is entitled to indemnification under Section 9.2 or 9.3 hereof.

“Material Adverse Effect” means, with respect to an entity, an event, violation, inaccuracy, circumstance or other matter that has, or would likely have, a material adverse effect on the business, financial condition, operations, or financial performance of such entity taken as a whole; provided, however, that none of the following shall be deemed, in and of itself, to have a Material Adverse Effect on an entity: (a) an event, violation, inaccuracy, circumstance or other matter that results from (i) conditions affecting the U.S. economy as a whole, or (ii) conditions affecting the banking industry, so long as such conditions addressed in (i) and (ii) above do not affect the entity in a disproportionate manner as compared with companies of a similar size, (b) changes resulting from the announcement of the execution of this Agreement and the transactions contemplated hereby or (c) any failure by the entity to meet internal projections or forecasts or published revenue or earnings predictions.

“OCC” means the Office of the Comptroller of the Currency.

“Order” means any judgment, order, writ, injunction, ruling, stipulation, determination, award or decree entered, issued, made or rendered, or any settlement under the jurisdiction of, any Court or arbitrator.

“Ordinary Course of Business” means, with respect to the Bank, any action that (a) is consistent with the past practices of the Bank and is taken in the ordinary course of the normal day-to-day operations of the Bank; and (b) is not required to be expressly authorized by the Board of Directors of the Bank.

“Person” means any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint stock company, joint venture, trust or any other entity.

“Proprietary Asset” means any patent, patent application, trademark (whether registered or unregistered), service mark application, copyright (whether registered or unregistered), copyright application, maskwork, maskwork application, computer software, internet domain registrations or other internet-related assets such as websites, inventions or designs.

“Reference Balance Sheet” means the unaudited balance sheet of the Bank dated as of the Reference Balance Sheet Date, which shall include an allowance for loan and lease losses, a loan loss reserve or provision for loan losses greater than or equal to one and seventy-five one hundredths percent (1.75%) of gross loans (such percentage of gross loans as finally determined as of the Reference Balance Sheet Date, the “Reference Reserve Factor”).

“Reference Balance Sheet Date” means the last day of the month immediately preceding the Closing Date.

“Regulation” shall mean any rule, regulation or code of any Governmental Authority.

“Securities Act” means the Securities Act of 1933, as amended or any successor Law, and all Regulations and rules issued pursuant thereto.

“Subsidiary” or “Subsidiaries” means, with respect to a Person, any other Person (other than an individual) such Person owns, directly or indirectly, more than twenty-five percent (25%) of the outstanding voting securities or other securities convertible into voting securities, or otherwise which may effectively be controlled, directly or indirectly, by such Person.

“Tax” or “Taxes” means any and all federal, state, local, or foreign taxes, fees, levies, duties, tariffs, imposts, and other charges of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed or assessed by any Governmental Authority or other taxing authority or payable pursuant to any tax sharing agreement or any other Contract relating to the sharing of any such tax, fee, levy, duty, tariff or other charge, including, without limitation: (a) taxes or other charges on or with respect to income, franchises, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, disability, social security, workers’ compensation, unemployment compensation, or net worth; (b) taxes or other charges in the nature of excise, withholding, ad valorem, stamp, transfer, value added, or gains taxes; (c) license, registration and documentation fees; and (d) customs’ duties, tariffs, and similar charges, whether computed on a separate or consolidated, unitary or combined basis or in any other manner, whether disputed or not and including any obligation to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Election Adjustment Amount” means One Million Five Hundred Thousand Dollars ($1,500,000.00)

“Tax Return” means any return (including any information return), report or statement, including any schedule or attachment thereto, with respect to Taxes filed or submitted, or required to be filed or submitted, to the IRS or any other Governmental Authority or taxing authority or agency, domestic or foreign, in connection with the determination, assessment, collection or payment of any Tax, or in connection with the administration, implementation of, enforcement of, or compliance with, any Law relating to Tax (including consolidated, combined and unitary tax returns).

1.2 Additional Definitions. In addition, each of the following definitions shall have the respective meanings set forth in the Section of the Agreement indicated below:

Definition	Section
Agreement	Recitals
Bank	Recitals
Bank Tax Returns	3.20(a)
Closing	2.3
Closing Date	2.3
Closing Tangible Book Value	2.5(e)
Compete	8.4(a)
Derivatives Contract	3.14
Indemnification Period	9.1(a)
Financial Statements	3.9
Interim Balance Sheet	3.9
Leases	3.23(d)
Loans	3.16

Material Contract	3.13(a)
Neutral Auditors	2.5(b)
Non-Material Loss	9.4(a)
Non-Competition Period	8.4(a)
Non-Solicitation Period	8.3
November Balance Sheet	3.9
Objected Loan	5.1(b)(xx)
Proposed Closing Balance Sheet	2.5(a)
Purchaser	Recitals
Purchase Price	2.2
Purchaser Indemnified Persons	9.2(a)
Reference Tangible Book Value	2.5(e)
Seller	Recitals
Seller Group	8.6
Seller Indemnified Persons	9.3
Separate Returns	8.6(b)(i)
Seller Repurchase Price	6.1(g)
Share(s)	Recitals
Straddle Period	8.6(a)
Survival Date	9.1(b)
Tangible Personal Property	3.25
Tax Asset	8.6(f)
Tax Election	8.6(e)
Third Party Claim	9.5

ARTICLE II

PURCHASE AND SALE

2.1 Purchase and Sale of the Shares. At the Closing, the Seller shall sell, transfer, convey, assign and deliver to the Purchaser, and the Purchaser shall purchase, acquire and accept from the Seller, all right, title and interest of the Seller, legal and equitable, beneficial and of record, in and to the all of the Shares, free and clear of all Liens.

2.2 Purchase Price. At the Closing, the Purchaser will pay the Seller an amount equal to the sum of (i) the Reference Tangible Book Value, plus (ii) the Loan Reserve Adjustment, minus, (iii) if applicable pursuant to Section 8.6(e), the Tax Election Adjustment Amount (such sum, the “Purchase Price”) to be paid in accordance with Section 2.4(b) below.

2.3 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of K&L Gates LLP, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111-2950, at 10:00 A.M. EST, not later than three (3) Business Days following the date on which the conditions set forth in Article VI are first satisfied, or at such other place or time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the day on which the Closing takes place being referred to as the “Closing Date”). For purposes of this Agreement, the Closing will be deemed effective at 11:59 P.M. EST on the Closing Date.

2.4 Delivery of Documents at Closing; Payment of Purchase Price.

(a) At the Closing, the Purchaser shall deliver to the Seller the documents and agreements set forth in Section 6.2.

(b) At the Closing, the Purchaser shall pay an amount equal to (i) the Purchase Price, less (ii) the Holdback Amount (such aggregate amount being, the “Initial Cash Payment”), which shall be delivered to the Seller by wire transfer of immediately available funds.

(c) At the Closing, the Seller shall deliver to the Bank:

(i) the certificates evidencing all of the Shares duly endorsed, or accompanied by duly executed stock powers (endorsed in blank), and such other documents or documentation as may be reasonably required by Purchaser to effect a valid transfer of the Shares by the Seller to the Purchaser free and clear of any Liens, with any necessary stock transfer tax stamps affixed thereto; and

(ii) the other documents and agreements set forth in Section 6.1.

2.5 Post-Closing Adjustment. The Purchase Price set forth in Section 2.2 shall be subject to adjustment after the Closing Date as follows:

(a) Within thirty (30) days after the Closing Date, Purchaser shall deliver to Seller a proposed closing balance sheet prepared as of the Closing Date in accordance with GAAP, consistently applied and on a basis consistent with the accounting practices and policies used by Seller to prepare the Reference Balance Sheet (the “Proposed Closing Balance Sheet”). In its preparation of the Proposed Closing Balance Sheet on a basis consistent with such accounting practices and policies used by Seller, Purchaser shall not apply or take into account any purchase accounting rules (including, without limitation, FAS 141R) and shall not include an allowance for loan and lease losses, a loan loss reserve or provision for loan losses greater than one and seventy-five one hundredths percent (1.75%) of gross loans as of the Closing Date.

(b) The Seller shall deliver to the Purchaser within twenty (20) days after receiving the Proposed Closing Balance Sheet a detailed statement describing all of its objections (if any) thereto and sufficient details describing the basis therefor. Failure of the Seller to so object to the Proposed Closing Balance Sheet shall constitute acceptance thereof, whereupon such Proposed Closing Balance Sheet shall be deemed to be the Closing Balance Sheet. The Purchaser and the Seller shall use reasonable efforts to resolve any such objections, but if they do not reach a final resolution within thirty (30) days after the Purchaser has received the statement of objections, the Purchaser and the Seller shall select a nationally-recognized independent accounting firm, other than their respective regular independent accounting firms, mutually acceptable to them (the “Neutral Auditors”) to resolve any remaining objections. If the Purchaser and the Seller are unable to agree on the choice of Neutral Auditors they shall select as Neutral Auditors a nationally-recognized accounting firm by lot (after excluding their respective regular independent accounting firms). The Neutral Auditors shall determine, within sixty (60)

days after their appointment, whether the objections raised by the Seller are valid. The Proposed Closing Balance Sheet that is the subject of objections by the Seller shall be adjusted in accordance with the Neutral Auditors’ determination and, as so adjusted, shall be the Closing Balance Sheet. Such determination by the Neutral Auditors shall be conclusive and binding upon the Purchaser and the Seller. The fees and expenses of the Neutral Auditors shall be paid one-half by the Purchaser and one-half by Sellers.

(c) If the Closing Tangible Book Value is less than the Reference Tangible Book Value (as defined below), the Purchaser shall be entitled to receive an amount equal to such deficiency from the Holdback Amount in accordance with the Escrow Agreement. In the event that any portion of such deficiency remains outstanding after set off against the Holdback Amount pursuant to the foregoing sentence, the Seller shall pay to Purchaser the amount of the remaining deficiency by wire transfer in immediately available funds, within five (5) business days after the date such remaining deficiency is determined.

(d) If the Closing Tangible Book Value is greater than the Reference Tangible Book Value, the Purchaser shall pay to the Sellers, as applicable, an aggregate amount equal to such excess, by wire transfer in immediately available funds, within five (5) business days after the date on which the Closing Balance Sheet is finally determined pursuant to this Section 2.5.

(e) As used in this Section 2.5, “Reference Tangible Book Value” and “Closing Tangible Book Value” shall mean total assets (less Intangible Assets) minus total liabilities of the Bank as of the Reference Balance Sheet Date and the Closing Date (as reflected on the Closing Balance Sheet), respectively.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

As an inducement to the Purchaser to enter into this Agreement and to consummate the transactions contemplated hereby, the Seller hereby represents and warrants to the Purchaser as follows:

3.1 Organization and Qualification; Name. The Bank is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. The Bank has not existed or conducted any business under or otherwise used any name other than Southern Commerce Bank, National Association.

3.2 Subsidiaries. Except for fifty (50) shares of the capital stock of Bankers Bancorporation of Florida, Inc. acquired by the Bank at an initial purchase price of Sixteen Thousand Two Hundred Fifty Dollars ($16,250), the Bank does not (a) own of record or beneficially, directly or indirectly, (i) any shares of capital stock or securities convertible into capital stock of any other corporation or (ii) any participating interest in any partnership, joint venture or other non-corporate business enterprise or (b) control, directly or indirectly, any other Person.

3.3 Articles of Association, Bylaws and Corporate Records. The Bank has previously delivered to the Purchaser true, correct and complete (in all material respects) copies of each of (a) the Articles of Association of the Bank, as amended and in effect on the date hereof, (b) the bylaws of the Bank, as amended and in effect on the date hereof, and (c) the minute books and stock record books and stock transfer records of the Bank, which minute books and stock record books have been maintained in a manner consistent with customary business practices. The Bank is in compliance with, and not in default under, or in violation of, its Articles of Association and bylaws.

3.4 Authority to Execute and Perform Agreement. The Seller and the Bank each has the corporate power and authority to enter into this Agreement and to perform its obligations hereunder. Each of the Seller and Bank has duly executed and delivered this Agreement, and this Agreement is the legal, valid and binding obligation of each, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding therefore may be brought. Subject to receipt of Consents set forth on Schedule 3.8, neither the execution and delivery by each of the Seller and Bank of this Agreement, the consummation by each of the transactions contemplated hereby, nor the performance by each of its obligations hereunder will (a) conflict with or result in any violation of any trust agreement, Articles of Association, bylaw or Action applicable to the Seller or Bank or to the Shares, or result in any breach of, or constitute a default under, any agreement to which the Seller or the Bank is a party or by which the Seller or Bank is bound, or result in the creation of any Lien on, or with respect to the Shares, or (b) result in any violation of, or be in conflict with, or constitute a default under, any Contract, Order or Law applicable to the Seller or Bank or to the Shares.

3.5 Capitalization.

(a) Capitalization. The authorized capital stock of the Bank consists of 300,000 shares of common stock, $100 par value per share. Of such authorized capital stock, 230,000 shares of common stock are issued and outstanding. The Seller is the record owner of the Shares. All such Shares are duly authorized, validly issued, fully paid and non-assessable and were issued in full compliance with all Laws and constitute all of the issued and outstanding shares of capital stock of the Bank. The designations, powers, preferences, rights, qualifications, limitations and restrictions in respect of each class and series of authorized capital stock of the Bank are as set forth in the Bank’s Articles of Association, and all such designations, powers, preferences, rights, qualifications, limitations and restrictions are valid, binding, and enforceable in accordance with all Laws. The Bank has no obligation (contingent or other) to purchase, redeem or otherwise acquire any of its equity securities or any interest therein or to pay any dividend or make any other distribution in respect thereof.

(b) Convertible Securities; Obligations Relating to Securities. The Bank has no (i) outstanding options, outstanding warrants, convertible debt, rights or securities convertible or exchangeable for any shares of its capital stock or containing any profit participation features, or rights, calls or convertible securities, stock appreciation rights (phantom or otherwise), joint venture, partnership or other commitments of any nature relating to the issuance, sale or transfer of any shares of the capital stock or other securities of the Bank, (ii) commitment, agreement, arrangement, understanding or undertaking of any kind (contingent or otherwise) to which the Bank is a party or by which it is bound obligating the Bank (or after the Closing the Purchaser) to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Bank or obligating the Bank to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking; (iii) outstanding contractual obligation of the Bank to repurchase, redeem or otherwise acquire any shares of capital stock (or options to acquire any such shares) or obligation to pay any dividend or make any other distribution in respect of any equity securities; (iv) voting trust, proxy or other agreement, commitment or understanding of any character to which the Bank is a party or by which the Bank is bound with respect to the voting of, or dividend rights or disposition of, any shares of capital stock of the Bank (except for the transactions contemplated by this Agreement); or (v) agreement, arrangement or commitment of any character (contingent or otherwise) pursuant to which any Person is or may be entitled or to cause the Bank or any successor corporation (including Purchaser) to file a registration statement under the Securities Act or which otherwise relate to the registration of any securities of the Bank or such successor corporation.

3.6 Title to Shares. The Seller owns the Shares beneficially and of record, free and clear of all Liens. Subject to required Consents to be obtained by Purchaser, there is no restriction affecting the ability of the Seller to transfer the legal and beneficial title and ownership of such Shares to the Purchaser pursuant to the terms of this Agreement and, upon delivery of the certificates representing the Shares to the Purchaser, and the payment of the Purchase Price by the Purchaser at the Closing, the Purchaser will acquire record and beneficial title to the Shares, free and clear of all Liens.

3.7 Compliance with Law. Except as set forth on Schedule 3.7, the Bank is in compliance with, and is not in default under, or in violation of any Law, Order or Regulation applicable to the Bank. Except as set forth on Schedule 3.7, the Bank (a) is not subject to any Order imposed on the Bank and (b) has not received any written notice from any Governmental Authority within the last 2 years regarding any actual or alleged breach or violation of, or non-compliance with, any Law, Order or Regulation to which the Bank is subject.

3.8 Consents. Except as set forth on Schedule 3.8 and provided the Purchaser has obtained the approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended, pursuant to Section 4.4 below, the execution, delivery and performance by the Bank and/or the Seller of this Agreement and the other Documents to be executed and delivered by the Bank and/or the Seller do not and will not require any Consent.

3.9 Financial Statements. Schedule 3.9 sets forth (a) the audited balance sheet of the Seller as of December 31, 2007 and the related statements of income and cash flow for the year ended December 31, 2007; and (b) the unaudited balance sheet of the Bank as of November 30, 2008 (the “November Balance Sheet”), and the related statement of income for the period ended November 30, 2008 (collectively, the “Financial Statements”). The Financial Statements present fairly, in all material respects, the financial position of the Seller or the Bank as applicable as of the respective dates thereof and the results of operations for the periods covered thereby. The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except that any unaudited financial statements do not contain footnotes and, with respect to any interim Financial Statements, are subject to normal and recurring year-end audit adjustments).

3.10 Reports.

(a) The Bank has filed all reports required by the OCC and each such report has complied with applicable Law in all material respects. All reports (including the financial statements contained therein) filed by the Bank with the FDIC or the OCC complied with applicable Law in all material respects.

(b) The Bank complies in all material respects with the auditing, reporting and control obligations with respect to its financial statements as contained in Section 36 of the Federal Deposit Insurance Act (12 U.S.C. 1831m) and the implementing regulations thereto.

(c) The Bank is not a party to, nor does the Bank have any commitment to become a party to, any joint venture, off balance sheet partnership or any similar contract, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

3.11 Absence of Undisclosed Liabilities and Indebtedness. Except as set forth on Schedule 3.11, the Bank has no Liabilities or Indebtedness that are required by GAAP to be reflected on the November Balance Sheet (or that are “off balance sheet arrangements”) other than Liabilities or Indebtedness (a) under the express terms of the Material Contracts that are listed on Schedule 3.13(a) and non-material contracts; (b) as set forth on the November Balance Sheet, and (c) Liabilities incurred in the Ordinary Course of Business since the date of the November Balance Sheet.

3.12 Conduct in the Ordinary Course; Absence of Changes. Since September 30, 2008, except as disclosed on Schedule 3.12, the Bank has conducted its business in the Ordinary Course of Business, and, except as disclosed on Schedule 3.12, since September 30, 2008, the Bank has not:

(a) permitted or allowed any of the assets of the Bank to be subjected to any Lien, other than Liens that will be released at or prior to the Closing;

(b) discharged or otherwise obtained the release of any Lien or paid or otherwise discharged any Liability, other than Liabilities in the Ordinary Course of Business;

(c) amended, terminated, cancelled or compromised any claim of the Bank with a value in excess of $25,000 individually or $50,000 in the aggregate or waived any other rights of the Bank with a value in excess of $25,000 individually or $50,000 in the aggregate;

(d) foreclosed upon, repossessed or seized any real or personal property securing any Loan;

(e) granted any forbearance or other accommodation to any borrower with respect to any Loan;

(f) taken any of the following actions: (i) entered into, adopted or amended any Employee Plan; (ii) made any grant of any severance or termination pay to any director, officer, employee or individual providing services to the Bank; (iii) entered into any employment, deferred compensation, change in control or other similar agreement (or any amendment to any such existing agreement) with any director, officer, employee or individual providing services to the Bank; (iv) increased or promised to increase any benefits payable under any existing severance or termination pay policies or employment agreements; or (v) materially increased or promised to increase, directly or indirectly, any compensation (or rate thereof), bonus or other benefits paid or payable to any agent, director, officer, employee of the Bank or any other Person providing services to the Bank.;

(g) instituted or settled any material Litigation, including without limitation any Litigation with respect to Taxes or Tax Returns;

(h) made any single capital expenditure or commitment in excess of $25,000, or aggregate capital expenditures or commitments in excess of $75,000;

(i) entered into any joint venture, partnership or similar arrangement;

(j) entered into any agreement or arrangement with any of its directors, officers, employees, or agents or stockholders;

(k) suffered any casualty loss or damage with respect to any of the assets of the Bank (whether or not covered by insurance) which in the aggregate has a replacement cost of more than $25,000, whether or not such losses or damage shall have been covered by insurance;

(l) amended, modified or consented to the termination of any Material Contract or the Bank’s rights thereunder;

(m) amended or restated its Articles of Association or bylaws;

(n) changed the amount of the Bank’s authorized or issued capital stock; granted any stock option or right to purchase shares of the capital stock of the Bank or issued any security convertible into such capital stock; or granted any registration rights, or disclosed or paid any dividend, in respect of any shares of the capital stock of the Bank;

(o) instituted or adopted any changes to its accounting, financial reporting or tax reporting policies and procedures except as required by applicable Law or Regulation and notified to Purchaser; or

(p) made any commitment or agreement, contingent or otherwise, to do any of the foregoing.

3.13 Contracts.

(a) Schedule 3.13(a) contains a list, including a list of all consents, approvals or waivers required under such Material Contracts of the Bank as a result of the transactions contemplated by this Agreement (each of such Contracts of the Bank, a “Material Contract” and, collectively, the “Material Contracts”):

(i) each Contract for the furnishing of services to the Bank or otherwise related to its business (A) under the terms of which the Bank: (1) is obligated to pay or otherwise give consideration of more than $50,000 in the aggregate during the calendar year ending December 31, 2009; or (2) is obligated to pay or otherwise give consideration of more than $150,000 in the aggregate over the remaining term of such Contract; or (B) not entered into in the Ordinary Course of Business;

(ii) all agency, development, promotion, market research, marketing consulting and advertising Contracts to which the Bank is a party;

(iii) all Contracts with any independent contractor, consultant, director, officer or employee of the Bank, to which the Bank is a party, and which is not cancelable without penalty or further payment on less than thirty (30) days’ notice;

(iv) all Contracts relating to Indebtedness of the Bank, including, without limitation, any Contracts relating to the guarantee, support, indemnification, assumption, endorsement of, or any other similar commitment with respect to, the Liabilities or Indebtedness of any other Person;

(v) all Contracts with any Governmental Authority to which the Bank is a party (excluding any Branch Applications filed by or on behalf of the Bank with the OCC);

(vi) all Contracts that limit the ability of the Bank to compete in any line of business or with any Person or in any geographic area or during any period of time;

(vii) all Contracts involving the Bank relating to confidentiality, secrecy or non-disclosure outside the Ordinary Course of Business;

(viii) all Contracts between the Bank and any Affiliate of the Bank;

(ix) all Contracts of the Bank involving capital expenditures in excess of $50,000;

(x) all Contracts pursuant to which the Bank is a lessor of any machinery, equipment, motor vehicle, office equipment, furniture or fixtures, other personal property and which involve lease payments in excess of $50,000 annually;

(xi) all Contracts of the Bank which relate to any partnership, joint venture or other similar arrangement;

(xii) all Contracts of the Bank involving the providing of benefits under any Employee Plan; and

(xiii) all other Contracts of the Bank, whether or not made in the Ordinary Course of Business, which (A) are material to the Bank or the conduct of its business, or (B) the absence of which would have, or would reasonably be expected to have, a Material Adverse Effect.

(b) The Seller has delivered or made available to the Purchaser true, correct and complete copies of all Material Contracts that are in writing, and Schedule 3.13(b) contains a summary of all Material Contracts that are not in writing.

(c) All of the Material Contracts are in full force and effect and are valid and binding obligations of the Bank, enforceable in accordance with their respective terms, subject only to bankruptcy, insolvency or similar laws affecting the rights of creditors generally and to general equitable principles. To the Knowledge of the Bank, the Bank is in compliance in all material respects with the applicable terms of each such Material Contract. The Bank has not received any written notice of default under any of the Material Contracts, and no event has occurred which, with the passage of time or the giving of notice or both, would constitute a default by the Bank thereunder. To the Knowledge of the Bank, none of the other parties to any of the Material Contracts is in default thereunder, nor to the Knowledge of the Bank has an event occurred which, with the passage of time or the giving of notice or both would constitute a default by such other party thereunder. The Bank has not received any notice of the pending or threatened cancellation, revocation or termination of any of the Material Contracts.

3.14 Risk Management Instruments. The Bank is not a party, nor has it agreed to enter into, an exchange traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other contract that is not included on the balance sheet and is a derivatives contract (including various combinations thereof) (each, a “Derivatives Contract”) and does not own securities that (i) are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes” or “capped floating rate mortgage derivatives,” or (ii) are likely to have changes in value as a result of interest or exchange rate changes that significantly exceed normal changes in value attributable to interest or exchange rate changes, except for those Derivatives Contracts and other instruments legally purchased or entered into in the Ordinary Course of Business, consistent with safe and sound banking practices and regulatory guidance.

3.15 Investment Securities. Except for pledges to secure public and trust deposits, Federal Reserve borrowings, repurchase agreements and reverse repurchase agreements entered into in arms’-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Financial Statements, and none of the material investments made by the Bank since December 31, 2007, is subject to any legal restriction that would materially impair the ability of the Bank to dispose of such investment at any time except as set forth in the terms of such securities.

3.16 Loans; Nonperforming and Classified Assets.

(a) Each loan agreement, note or borrowing arrangement (whether written or oral), including, without limitation, portions of outstanding lines of credit, loan commitments, leases, credit enhancements and guarantees (collectively, “Loans”), on the books and records of the Bank (i) was made and has been serviced in all material respects in accordance with customary lending standards in the Ordinary Course of Business, (ii) is evidenced in all material respects by documentation that is consistent with prudent lending practices and industry standards in all material respects, and (iii) constitutes the legal, valid and binding obligation of the obligor named therein, subject to bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditor’s rights or by general equity principles.

(b) The Bank has disclosed in Schedule 3.16(b), as of the date of the November Balance Sheet: (i) any written or oral Loan under the terms of which the obligor is 60 or more days delinquent in payment of principal or interest, or to the Bank’s knowledge, in default of any other material provision thereof, (ii) each Loan which has been classified as “substandard,” “doubtful,” “loss” or “special mention” (or words of similar import) by the Bank or the OCC, (iii) a listing of the OREO acquired by foreclosure or by deed-in-lieu thereof, including the book value thereof, and (iv) each Loan with any director, executive officer or five percent or greater shareholder of any Person controlling, controlled by or under common control with any of the foregoing.

(c) Each of the Bank and Seller has provided Purchaser access to all loan files and other loan documentation in its custody pertaining to each Loan set forth on Schedule 3.16(c) and each related obligor.

(d) Set forth on Schedule 3.16(d) is a complete and correct, in all material respects, list of all Loans in excess of $100,000 that have been approved by the Bank’s Loan Committee which have not closed as of the date hereof.

(e) No agreement, pursuant to which any Loans have been or shall be sold by the Bank, entitled the buyer of such Loans, unless there is material breach of a representation or covenant by the Bank, to cause the Bank to repurchase such Loan, or the buyer to pursue any other form of recourse against the Bank.

(f) The Bank has not sold any interests in any Loan to any third party pursuant to an agreement that allows such third party to require the Bank to repurchase such interest.

3.17 Allowance for Loan Losses. The Bank’s allowance for loan losses is in compliance with the Bank’s existing policy and methodology for determining the adequacy of its allowance for loan losses and, to the Knowledge of the Bank, the standards established by applicable Governmental Authorities and the Financial Accounting Standards Board and is adequate under all such standards.

3.18 Bank Owned Life Insurance. There is no Bank Owned Life Insurance owned by the Bank.

3.19 Governmental Permits. The Bank holds all Governmental Permits that are required for the operation by the Bank of its business as operated through the date hereof, other than those the failure of which to possess would not have a Material Adverse Effect. The Bank (a) is in compliance with all conditions and requirements imposed by such Governmental Permits, other than non-compliance which would not cause a Material Adverse Effect; and (b) has neither received any notice of, nor has any Knowledge of any threats of, cancellation or termination of any such Governmental Permit. Each of the Governmental Permits is valid and in full force and effect and no payment or Consent will be required with respect to such Governmental Permits, as a result of the transactions contemplated hereby; and except as would not have a Material Adverse Effect, the Bank owns or has the right to use the Governmental Permits in accordance with the terms thereof.

3.20 Taxes.

(a) Except as set forth on Schedule 3.20(a), all federal income Tax Returns and all other material Tax Returns required to be filed with respect to the Bank or its business (collectively, the “Bank Tax Returns”) have been timely filed pursuant to applicable Law. The Bank, the Seller or the Seller’s parent has paid all Taxes that have become due, whether or not shown on the Bank Tax Returns. Except as set forth on Schedule 3.20(a), (i) the Bank Tax Returns are true, correct and complete in all material respects; (ii) no material adjustment to, or material dispute regarding, the Bank Tax Returns or the Liability of the Bank, the Seller or the Seller’s parent for Taxes has been claimed or raised in writing by any Governmental Authority and, to the Knowledge of the Bank, the Seller and the Seller’s parent, no basis exists for any such adjustment or dispute; (iii) there are no Tax Liens (other than Liens for Taxes not yet due and payable) on any assets of the Bank or of its business; and (iv) the Bank is not currently the beneficiary of any extension of time within which to file any Tax Return. There are no pending or, to the Knowledge of the Bank, the Seller and the Seller’s parent, threatened actions or proceedings for the assessment or collection of any Taxes against the Bank or (insofar as either relates to the activities or income of the Bank or its business or could result in Liability of the Bank on the basis of joint and/or several liability) any corporation that was includible in the filing of a Bank Tax Return with the Bank on a consolidated or combined basis. The Bank has withheld and paid to the proper Governmental Authority all Taxes required by Law to have been withheld and paid.

(b) Except as disclosed on Schedule 3.20(b), there are no outstanding: (i) waivers or agreements extending the statute of limitations for any period with respect to any Tax to which the Bank or its business may be subject; and (ii) to the Knowledge of the Bank, the Seller and the Seller’s parent, the proposed reassessments of any assets owned by the Bank or other proposals that could increase the amount of any Tax to which the Bank or its business would be subject.

(c) Except as disclosed on Schedule 3.20(b), the Bank (i) is not a party to any Tax allocation or sharing agreement or other agreement with respect to Taxes that could require any payment by the Bank; (ii) has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under certain circumstances could obligate it to make any payments that will not be deductible under Code Section 162(m) or that constitute an “excess parachute payment” under Section 280G of the Code; (iii) has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (iv) has disclosed on the federal Bank Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income tax within the meaning of Section 6661 of the Code.

(d) Except as set forth on Schedule 3.20(a), the unpaid Taxes of the Bank did not, as of December 31, 2007, exceed the reserve for Tax liability (rather than for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Reference Balance Sheet, and will not, as of the Closing Date, exceed the Bank’s reserve for Tax liability (rather than for deferred Taxes established to reflect timing differences between book and Tax income).

(e) Schedule 3.20(e) lists all federal, state, local and foreign Tax Returns filed with respect to the Bank for taxable periods on or after December 31, 2006, indicates those Tax Returns that have been audited, and indicates those Tax Returns that are currently the subject of audit. The Seller has delivered to the Purchaser correct and complete copies of all federal income tax returns, IRS examination reports, and statements of deficiencies assessed against, or agreed to by the Bank since December 31, 2006.

(f) At all times since July 7, 2006 Bank has been a member of an affiliated group of corporations within the meaning of Section 1504(a) of the Code, with respect to which Seller’s parent is and at all times has been the common parent and has joined in or will join in the filing of Seller’s parent’s consolidated federal income Tax Returns for all of its taxable periods ending on or prior to the Closing Date.

(g) The Bank has not distributed stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code.

(h) Except as set forth on Schedule 3.20(h), the Bank is not, and has not at any time been, an S corporation as defined in Section 1361 of the Code.

(i) Seller’s parent has filed a consolidated federal income tax return with Bank for the taxable year immediately preceding the current taxable year and Seller’s parent is eligible to make an election under Section 338(h)(10) of the Code (and any comparable election under state, local or foreign tax law) with respect to Bank.

(j) Except as disclosed on Schedule 3.20(b), neither the Bank, nor the Seller or the Seller’s parent with respect to any taxable years that include the Bank, will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law); (iv) installment sale or open transaction disposition made on or prior to the Closing Date; or (v) prepaid amount received on or prior to the Closing Date.

(k) The Bank has not participated in any “listed transaction” within the meaning of the Code, Treasury Regulations or any guidance published by the Internal Revenue Service or the Department of the Treasury with respect to tax shelter transactions. In any case in which the Bank has participated in any reportable transaction within the meaning of the foregoing, the Bank has made all disclosures required to be made to the Internal Revenue Service, the Department of the Treasury or any other taxing authority. Copies of all such filings have been included in the copies of any Tax Returns that have been supplied to the Purchaser.

3.21 Litigation. Except as set forth on Schedule 3.21, (a) there is no Litigation pending or, to the Knowledge of the Bank, threatened by or before any Court or Governmental Authority (i) involving or otherwise affecting, in any material respect, the Bank or its business or any of the property, assets or rights owned or used by the Bank, or (ii) that challenges or calls into question the validity of this Agreement or any of the other Documents or that would be likely to have the effect of preventing or delaying any action taken or to be taken pursuant hereto or thereto; (b) there is no Action by the Bank pending or threatened against any third party (except for routine collection actions) and (c) there is no outstanding Order against the Bank. There is no Litigation pending or, to the Knowledge of the Seller, threatened against the Seller, relating to the Shares or the transactions contemplated by this Agreement. The Financial Statements contain adequate reserves against any Liabilities (whether fixed or contingent) arising out of any pending Action.

3.22 Insurance. The Bank has given Purchaser access to all insurance policies and fidelity bonds covering the assets, business, equipment, properties and operations of the Bank or otherwise relating to its business, and there are no pending claim(s) with respect to the Bank thereunder. The type and amount of insurance required by the applicable Material Contracts is in place as of the date hereof.

3.23 Real Property.

(a) The Bank does not own, directly or indirectly, any real property except for any OREO disclosed on Schedule 3.16(b) hereto.

(b) To the Knowledge of the Bank, there is no material violation of any municipal, state or federal Law (including, without limitation, any environmental, building, planning or zoning Law) relating to any of the Leased Real Property.

(c) The Bank has not subleased any parcel or any portion of any parcel of Leased Real Property to any other Person, nor has the Bank assigned its interest under any lease or sublease to any third party.

(d) The Bank has delivered to the Purchaser correct and complete, in all material respects, copies of all leases applicable to each parcel of Leased Real Property and any and all ancillary documents pertaining thereto (including, but not limited to, all amendments, consents for alterations and documents recording variations and evidence of commencement dates and expiration dates) (the “Leases”).

(e) Except as set forth on Schedule 3.23(e), each Lease is legal, valid, binding, enforceable and in full force and effect and represents the entire agreement of the Bank and, to the Knowledge of the Bank, each landlord with respect to such property; (i) each Lease will not cease to be legal, valid, binding, enforceable and in full force and effect on terms identical to those currently in effect as a result of the consummation of the transactions contemplated by this Agreement, nor will the consummation of the transactions contemplated by this Agreement constitute a breach or default under such Lease or otherwise give the landlord a right to terminate such Lease; (ii) with respect to each Lease (A) the Bank has not received any notice of cancellation or termination under such Lease and no lessor has any right of termination or cancellation under such Lease except in connection with the default of the Bank thereunder or the expiration of the Lease, (B) the Bank has not received any notice of a breach or default under such Lease, which breach or default has not been cured and (C) the Bank has not granted to any other Person any rights, adverse or otherwise, under such Lease; (iii) neither the Bank, nor, to the Knowledge of the Bank, any other party to each Lease, is in breach or default in any material respect, and, to the Knowledge of the Bank, no event has occurred that, with notice or lapse of time would constitute such a breach or default or permit termination, modification or acceleration under such Lease; and (iv) the rental payments set forth in each Lease is the actual rental being paid, and there are no separate agreements or understandings with respect to the same.

(f) Except as set forth on Schedule 3.23(f), there are no present, pending or, to the Knowledge of the Bank, threatened special assessments, tax takings, condemnation proceedings or eminent domain proceedings of any kind pending or threatened against any of the Leased Real Property.

(g) Except as set forth on Schedule 3.23(g), to the Knowledge of the Bank, all the Leased Real Property is occupied under a valid and current certificate of occupancy or similar permit, the transactions contemplated by this Agreement will not require the issuance of any new or amended certificate of occupancy and there are no facts that would prevent the Leased Real Property from being occupied after the Closing in the same manner as immediately prior to the Closing.

3.24 Intellectual Property.

(a) The Bank owns or has the right to use each Proprietary Asset necessary for the operation of the businesses of the Bank as presently conducted, except where the failure of the Bank to own or have the right to use such Proprietary Assets would not reasonably be expected to result in a Material Adverse Effect.

(b) The Bank is not infringing, and has not received any written notice of any actual or alleged infringement of, any Proprietary Asset owned or used by any other Person, except for such infringements that would not reasonably be expected to result in a Material Adverse Effect. To the Knowledge of the Bank, no other Person is infringing any Proprietary Asset owned or used by the Bank, except for matters that would not reasonably be expected to result in a Material Adverse Effect.

(c) There are no judgments, decrees or orders pending against or affecting any Proprietary Asset, except for such judgments, decrees or orders that would not reasonably be expected to result in a Material Adverse Effect.

3.25 Personal Property. Schedule 3.25 sets forth a list or description of all equipment, furniture, fixtures, vehicles, and other tangible personal property used in the business and owned by or leased to the Bank (the “Tangible Personal Property”), and the location thereof, where items in any such category exceed $25,000 in value. The Bank has good and marketable title, free and clear of all Liens, to all Tangible Personal Property owned by the Bank.

3.26 Employment Matters; Labor Relations.

(a) Schedule 3.26(a) contains a complete and accurate list of all employment, consulting, severance, termination, indemnification or other similar agreements of any nature (whether in writing or not) currently in effect between the Bank and any current or former officer, director, employee or consultant of or to the Bank and involving payment of more than twenty-five thousand dollars ($25,000) in lump sum or annually. Except as set forth on Schedule 3.26(a), no individual will accrue or receive additional benefits, service or accelerated rights to payments under any Employee Plan or any of the agreements set forth on Schedule 3.26(a), including the right to receive any parachute payment, as defined in Section 280G of the Code, or become entitled to severance, termination allowance or similar payments as a result of the transactions contemplated by this Agreement and the other Documents.

(b) Except as set forth on Schedule 3.26(b), the Bank is not a party to or bound by any collective bargaining agreement or other labor union contract applicable to any persons employed by the Bank, and, to the Knowledge of Bank, currently there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit which could affect the Bank; (A) there are no pending or, to the Knowledge of the Bank, threatened charges (by employees, their representatives or governmental authorities) of unfair labor practices or of employment discrimination or of any other wrongful action with respect to any aspect of employment of any person employed or formerly employed by the Bank; (B) the Bank is currently in material compliance with all applicable Laws relating to the employment of labor, including those related to wages, hours, and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and has withheld and paid to the appropriate Governmental Authority or is holding for payment not yet due to such Governmental Authority all amounts required to be withheld from employees of the Bank and is not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (C) the Bank has paid in full to all employees or adequately accrued for in accordance with GAAP all wages, salaries, commissions, bonuses, benefits and other compensation due to or on behalf of such employees; (D) there is no claim with respect to payment of wages, salary or overtime pay that has been asserted or is now pending or, to the Knowledge of the Bank, threatened before any Governmental Authority with respect to any Persons currently or formerly employed by the Bank; (E) the Bank is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices; (F) there is no charge or proceeding with respect to a violation of any occupational safety or health standards that has been asserted or is now pending or, to the Knowledge of the Bank, threatened with respect to the Bank; (G) there is no charge of discrimination in employment or employment practices, for any reason, including, without limitation, age, gender, race, religion or other legally protected category, which has been asserted or is now pending or, to the Knowledge of the Bank, threatened before the United States Equal Employment Opportunity Commission, or any other Governmental Authority in any jurisdiction in which the Bank has employed or currently employs any Person; and (H) none of the Bank’s employment policies or practices is currently being audited or investigated by any Governmental Authority.

(c) Schedule 3.26(c) lists (i) all current employees and independent contractors of the Bank as of the Closing Date, their current classifications (if applicable), hourly rates of compensation, base salaries and/or commission rates (as applicable), total compensation, the commencement date of employment or contracting relationship, and current leave of absence information, and (ii) all former employees of the Bank who left the employ of the Bank within the past twelve (12) months, including their name and position.

3.27 Employee Plans. The Seller has provided to the Purchaser correct and complete (in all material respect) copies (where applicable) of the following: (i) all plan documents, summary plan descriptions, summaries of material modifications or amendments related to the Employee Plans since July 1, 2006; and (ii) the two most recent years of Form 5500 Annual Reports. All Employee Plans conform to, and in their operation and administration are in all respects in compliance with, the terms thereof and requirements prescribed by any and all applicable Laws currently in effect with respect thereto, except for nonconformity or noncompliance that would not, individually, or in the aggregate, have a Material Adverse Effect on the Bank. All Employee Plans are plans of the Seller and the Bank has contributed to such Employee Benefit Plans all amounts it is required to contribute.

3.28 Environmental Matters. (a) The Bank has obtained and holds all Environmental Permits which it is required to have under any Environmental Laws other than those the failure of which to possess would not have a Material Adverse Effect; (b) the Bank is in compliance with the terms and conditions of all such Environmental Permits; (c) the Bank is in compliance with, and has not been and is not in violation of or liable under, any Environmental Law; (d) to the Knowledge of the Bank, there is no Environmental Condition or any other circumstance, activity, practice, incident, action or plan by, due to, or resulting from the Bank which will interfere with or prevent continued compliance with the terms of such Environmental Permits or which could give rise to any Liability under any Environmental Law or give rise to any common law or statutory Liability; (e) neither the Bank nor, to the Knowledge of the Bank, any agent of the Bank has processed, distributed, used, treated, stored, disposed, transported, handled, emitted, discharged, or released into the environment, any Hazardous Substance in violation of Environmental Law; (f) the Bank has taken all actions necessary under the applicable requirements of any Environmental Law to register any products or materials required to be registered by the Bank (or any of its agents) thereunder; and (g) to the Knowledge of the Bank, no underground storage tanks or surface impoundments exist on any property currently owned or leased by the Bank. Schedule 3.28 contains a complete and accurate (in all material respects) list of all environmental reports, audits, permits, licenses and registrations in the Bank’s custody relating to any Leased Real Property or any OREO disclosed on Schedule 3.16(b).

3.29 Assets and Activities. The Bank does not, directly or indirectly, engage in any activity or own or control any assets that would not be permissible for a national bank.

3.30 Brokers. Neither the Bank nor the Seller is a party to any agreement, arrangement or understanding with any Person that will result in the obligation of the Purchaser to pay any finders’ fee, brokerage commission, investment advisory fee or similar payment in connection with the transactions contemplated by this Agreement.

3.31 Certain Payments. Neither the Bank nor, to the Knowledge of the Bank any officer, director, employee or, any agent of the Bank, has, directly or indirectly, (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback or any payment, to any finder, agent, client, customer, supplier, government official or other party, whether in money, property or services (i) to obtain favorable treatment in securing business; (ii) to pay for favorable treatment for business secured; (iii) to obtain special concessions or for special concessions already obtained; or (iv) in violation of the United States Foreign Corrupt Practices Act, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Bank.

3.32 Transactions with Related Parties. Except as set forth on Schedule 3.32, no director, officer or Affiliate of the Bank, none of the Seller and no immediate family member or Affiliate thereof: (a) has borrowed money from or loaned money to the Bank that has not been repaid; (b) to the Knowledge of the Bank, has any tort or other Claim, express or implied, against the Bank; (c) has or has had, since January 1, 2007, any right or interest in or to any property, rights or assets owned or used by the Bank; or (d) is party to any contract, transaction or other arrangement with the Bank or its Affiliates, other than any agreements set forth on Schedule 3.32.

3.33 Disclosure. To the Knowledge of the Bank and Seller, the representations and warranties contained in this Article III, when considered as a whole, together with any certificate, list or other writing, including, but not limited to, the Disclosure Schedules, do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Agreement and therein not misleading.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

In order to induce the Seller to enter into this Agreement and to consummate the transactions contemplated hereby, the Purchaser represents and warrants to the Seller as follows:

4.1 Organization and Qualification. The Purchaser is a corporation duly organized validly existing and in good standing under the laws of the State of Delaware and is duly qualified to transact business as a foreign corporation in each jurisdiction in which the failure to so qualify would have a material adverse impact on the Purchaser’s ability to purchase the Shares.

4.2 Authorization; Enforceability. The Purchaser has the corporate power and authority to execute, deliver and perform this Agreement and the other Documents. The execution, delivery and performance of this Agreement and the other Documents and the consummation of the transactions contemplated herein and therein have been duly authorized and approved by the Purchaser, and no other action on the part of the Purchaser is necessary in order to give effect thereto. This Agreement and each of the other Documents to be executed and delivered by the Purchaser have been duly executed and delivered by, and constitute the legal, valid and binding obligations of, the Purchaser, enforceable against the Purchaser in accordance with their respective terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and except that the availability of equitable remedies is subject to the discretion of the court before which any proceeding may be brought.

4.3 No Violation or Conflict. None of (a) the execution and delivery by the Purchaser of this Agreement and the other Documents to be executed and delivered by the Purchaser, (b) the consummation by the Purchaser of the transactions contemplated by this Agreement and the other Documents, or (c) the performance of this Agreement and the other Documents required by this Agreement to be executed and delivered by the Purchaser at the Closing, will (i) conflict with or violate the certificate of incorporation or by-laws of the Purchaser, or (ii) conflict with or violate any Law, Order or Permit applicable to the Purchaser.

4.4 Governmental Consents and Approvals. The execution, delivery and performance of this Agreement and the other Documents by the Purchaser do not and will not require any Consent other than the approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act of 1956, as amended.

4.5 Litigation. There is no Litigation pending or, to the Knowledge of the Purchaser, threatened by or before any Court or Governmental Authority that challenges or calls into question the validity of this Agreement or any of the other Documents or that may likely have the effect of preventing or delaying any action taken or to be taken pursuant hereto or thereto.

4.6 Brokers. The Purchaser is not party to any agreement, arrangement or understanding with any Person that will result in the obligation of the Purchaser, the Bank or any of the Seller to pay any finders’ fee, brokerage commission, investment advisory fee or similar payment in connection with the transactions contemplated by this Agreement or the other agreements contemplated hereby.

4.7 Financing. Purchaser has, and will have available to it at Closing, immediately available funds necessary to consummate the Closing of the transactions contemplated herein and pay the Purchase Price.

ARTICLE V

PRE-CLOSING COVENANTS

5.1 Agreements of the Bank.

(a) The Seller and Bank covenant and agree that, except as expressly contemplated by this Agreement, between the date of this Agreement and the Closing Date, unless the Purchaser shall otherwise agree in writing, (i) the business of the Bank shall be conducted only in, and the Bank shall not take any action except in, the Ordinary Course of Business and in a manner consistent with prudent banking practice and generally to conduct its business in substantially the same way as heretofore conducted, and without limiting the foregoing, to continue to operate in the same geographic markets serving the same market segments and maintain its current loan, deposit, banking products and service programs on substantially the same terms and conditions, (ii) the Bank shall use its reasonable best efforts to preserve the business organization of the Bank, to keep available the present services of the officers, employees and consultants of the Bank and to preserve the current relationships and goodwill of the Bank with customers, venders and other Persons with which the Bank has business relationships, and (iii) the Bank shall take no action which would materially adversely affect or materially delay the ability of the Bank to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement.

(b) By way of amplification and not limitation of Section 5.1(a) above, except as expressly contemplated by this Agreement, the Bank shall not do, nor shall the Seller permit the Bank, between the date of this Agreement and the Closing Date, directly or indirectly, to do, or publicly announce an intention to do, any of the following without the prior written consent of the Purchaser, which consent shall not be unreasonably withheld, conditioned or delayed:

(i) Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional Shares or any other equity interests in the Bank, or permit any additional Shares or other equity interests in the Bank to become subject to grants of employee or director stock options or other equity interests.

(ii) Dividends; Etc. (A) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any Shares, or (B) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, or issue any other securities in respect of, in lieu of, or in substitution for, any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock.

(iii) Contracts. Except as set forth in Schedule 5.1(b)(iii), or except in the Ordinary Course of Business, as required by law, as expressly contemplated by this Agreement or as otherwise permitted under this Section 5.1, enter into or terminate any Material Contract or amend or modify any of its existing Material Contracts.

(iv) Hiring. Hire any Person as an employee of the Bank or promote any employee, except Persons hired to fill any vacancies existing as of, or arising after, the date of this Agreement and whose employment is terminable at the will of the Bank, provided that the Bank shall not in any event hire any Person who would have a base salary, including any guaranteed bonus or any similar bonus, considered on an annual basis of more than $75,000.

(v) Benefit Plans. Enter into, establish, adopt, renew or amend (except (A) as may be required by applicable law including, but not limited to, Section 409A of the Code, or (B) as otherwise expressly contemplated by this Agreement) any Employee Plan, or take any action to accelerate the vesting or exercisability of any compensation or benefits payable thereunder except pursuant to this Agreement.

(vi) Dispositions. Except in the Ordinary Course of Business, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties, or cancel or release any indebtedness of a Person or any claims held by any Person.

(vii) Compensation; Employment Agreements. Except as contemplated by this Agreement, enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any trustee, director, officer or employee of the Bank or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except for (i) normal individual increases in compensation to employees in the Ordinary Course of Business, provided that such increases shall not result in an annual adjustment in total compensation of more than 4% for any individual or 4% in the aggregate for all employees of the Bank, (ii) other changes that are required by applicable Law, including, but not limited to, Section 409A of the Code, and (iii) bonuses payable pursuant to the bonus plan for the Bank set forth (and not exceeding in the aggregate the amount set forth) in Schedule 5.1(b)(vii).

(viii) Environmental. Foreclose upon or take a deed or title to any commercial real estate without first conducting a Phase I environmental assessment of the property or foreclose upon any commercial real estate if such environmental assessment indicates the presence of Hazardous Substance in amounts which, if such foreclosure were to occur, would likely be material.

(ix) Insurance. Renew, amend or permit to expire, lapse or terminate, or knowingly take any action reasonably likely to result in the creation, renewal, amendment, expiration, lapse or termination of any insurance policies referred to in Section 3.22 hereof; provided, however, that the restrictions contained in this Section 5.1(b)(ix) concerning renewal shall apply only to those insurance policies with a term greater than one (1) year or for which a fully earned premium has been or will be or is required to be paid at the commencement of the coverage period (or such renewal coverage period).

(x) Parachute Payments. Notwithstanding anything to the contrary contained in this Agreement, in no event shall the Bank take any action or make any payments that could result, in the reasonable opinion of the Purchaser or its professional advisors, either individually or in the aggregate, in the payment of an “excess parachute payment” within the meaning of Section 280G of the Code or that could result, in the reasonable opinion of Purchaser or its professional advisors, either individually or in the aggregate, in payments that would be nondeductible pursuant to Section 162(m) of the Code.

(xi) Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith) all or any portion of the assets, business, deposits or properties of any other entity, including by merging or consolidating with, or by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, joint venture, other business organization or any division thereof, or any material amount of assets, other than in the Ordinary Course of Business.

(xii) Investments. Other than in the Ordinary Course of Business, make (A) any material investment either by purchase of stock or securities, contributions to capital, property transfers, (B) any material purchase of any property or assets of any other Person, or (C) any commitment to make such an investment or purchase.

(xiii) Capital Expenditures. Make any capital expenditures other than capital expenditures in the Ordinary Course of Business in amounts not exceeding $20,000 individually or $50,000 in the aggregate.

(xiv) Governing Documents. Amend the Bank’s Articles of Association or bylaws.

(xv) Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by changes in Laws or GAAP.

(xvi) Claims. Enter into any settlement or similar agreement with respect to any action, suit, proceeding, Order or investigation to which the Bank is or becomes a party after the date of this Agreement, which settlement, agreement or action involves payment by the Bank of an amount which exceeds $25,000 individually or $100,000 in the aggregate and/or would impose any material restriction on the business of the Bank.

(xvii) Derivatives Contracts. Enter into any Derivatives Contract.

(xviii) Indebtedness. Other than in the Ordinary Course of Business, incur any Indebtedness for borrowed money (other than deposits, federal funds purchased, cash management accounts, borrowings, in each case in the Ordinary Course of Business), including issuing any debt securities, or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person, or renewals thereof.

(xix) Taxes. Except as set forth in Schedule 5.1(b)(xix), participate in any of the following: file any material amended Tax Return with respect to Taxes of the Bank or affecting the Bank; enter into any material closing agreement with respect to Taxes of the Bank or affecting the Bank; compromise any material liability with respect to Taxes of the Bank; agree to any material adjustment of any Tax attribute of the Bank that will affect the Bank following the Closing; file any claim for a material refund of Taxes of the Bank; consent to any waiver of the limitation period applicable to any material Tax claim or assessment relating to the Bank; make any new material elections with respect to Taxes of the Bank or affecting the Bank; or make any material changes in current elections with respect to Taxes of the Bank or affecting the Bank; provided, that, for purposes of this subparagraph (xix), “material” shall mean affecting or relating to $50,000 of taxable income.

(xx) Lending. Make, renew, increase, extend, modify or purchase any Loan, or make any commitment in respect of any of the foregoing, except that the Bank may (A) renew or extend Loans (beyond sixty (60) days), in accordance with the Bank’s customary lending standards, in amounts not to exceed an aggregate of two hundred fifty thousand dollars ($250,000) with respect to any individual borrower or five hundred thousand dollars ($500,000) in the aggregate, and (B) make Loans as to which Seller has a binding commitment to make such Loan as of the date hereof; provided, however, that the Bank shall be permitted to make, renew, increase, extend, modify or purchase a Loan if such transaction is approved at a meeting of the Bank’s Loan Committee for which an authorized representative of Purchaser was given at least two (2) days advance notification and permission to attend (either in person or via video conference or conference call) and, if such representative attends such meeting, he or she shall have raised no objection. In the event an authorized representative of Purchaser attends any such meeting and raises an objection to any loan approved in the meeting (an “Objected Loan”), Seller may take the action objected to with respect to such Objected Loan without being in breach of this Section 5.1(b)(xx), provided that prior to the Closing Date, unless Purchaser otherwise requests in writing, the Bank shall sell one hundred percent (100%) of each Objected Loan to the Seller or its designee for a purchase price, to be paid in cash, equal to the sum of (x) the aggregate outstanding principal balance of such Objected Loan, (y) the aggregate accrued but unpaid interest on such Objected Loan, and (z) the aggregate fees, costs and expenses incurred by the Bank that remain unreimbursed by the respective borrowers under such Objected Loan.

(xxi) Investment Securities Portfolio. Other than in the Ordinary Course of Business, restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(xxii) Real Estate. Make any new or additional equity investment in real estate or commitment to make any such investment or in any real estate development project, other than (A) in connection with foreclosures, settlements in lieu of foreclosure or troubled loan or debt restructurings in the Ordinary Course of Business, or (B) as required by agreements or instruments in effect as of the date of this Agreement.

(xxiii) Loan and Investment Policies. Change in any material respect its loan or investment policies and procedures, except as required by Law.

(xxiv) ALCO Management. Manage its assets and liabilities in any material manner contrary to its asset and liability management policies as in effect on the date of this Agreement; or amend or modify such policy. Without limiting the foregoing, the Bank shall not alter the composition of its deposits by materially increasing the amount of brokered certificates of deposit or internet deposits.

(xxv) Leases. Enter into or renew, amend or terminate, or give notice of a proposed renewal, amendment or termination of, or make any commitment with respect to any lease, license, contract, agreement or commitment for office space, operations space or branch space, regardless of where located or to be located, to which the Bank is, or may be, a party or by which the Bank or any the Bank property is bound.

(xxvi) Defaults. Commit any act or omission which constitutes a material breach or default by the Bank under any agreement with any Governmental Authority or under any material contract or material license to which the Bank is a party or by which any of the Bank’s properties is bound.

(xxvii) Transactions with Affiliates. Enter any Loan, agreement, Contract, transaction or other arrangement with any director, officer or Affiliate of the Bank or any immediate family member thereof.

(xxviii) Adverse Actions. Take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Closing Date, (B) any of the conditions set forth in Article VI not being satisfied, or (C) a material violation of any provision of this Agreement except as may be required by applicable Law.

(c) Commitments. Enter into any contract with respect to, or otherwise agree or commit to do, any of actions addressed to in Section 5.1.

5.2 Advice of Changes. Each of the Seller and Bank shall promptly advise the Purchaser of any change or event (a) having or reasonably likely to have a Material Adverse Effect, or (b) that it believes would or would be reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants contained in this Agreement; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

5.3 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of the Seller, Bank and Purchaser agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable and otherwise to enable consummation of such transactions, including the satisfaction of the conditions set forth in Article VI hereof, and shall cooperate fully with the other party hereto to that end.

5.4 Regulatory Filings.

(a) The Parties shall cooperate and use their respective reasonable best efforts to promptly prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities.

(b) Each Party agrees, upon request, to furnish the other Parties with all information concerning itself, its Affiliates, directors, trustees, officers and shareholders, and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made to a Governmental Authority for approval to consummate the transactions contemplated hereby.

5.5 Access to Information. The Seller and Bank agree that upon reasonable notice and subject to applicable Laws relating to the exchange of information and that certain Confidentiality and Non-Disclosure Agreement entered into by Seller’s parent and Purchaser as of December 1, 2008, the Seller and Bank shall afford the Purchaser and the Purchaser’s officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Closing Date to the books, records (including, without limitation, Tax Returns and work papers of independent auditors), properties and personnel, and to such other information as the Purchaser may reasonably request and, during such period, the Seller and Bank shall furnish promptly to the Purchaser all information concerning the Bank’s business, properties and personnel as the Purchaser may reasonably request.

5.6 Notification of Certain Matters. Each of the Parties shall give prompt notice to the other Parties of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to the Bank, (b) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein or (c) likely lead to litigation or regulatory action that would delay or prevent the consummation of the transactions contemplated by this Agreement. The Purchaser shall promptly notify the Seller if at any time before the Closing the Purchaser acquires Knowledge, from any source other than the Seller, that any of the representations or warranties made by the Seller or Bank in Article III is inaccurate, misleading or incomplete.

ARTICLE VI

CONDITIONS TO THE CLOSING

6.1 Conditions Precedent to the Purchaser’s Obligations. The obligation of the Purchaser to pay the Purchase Price, purchase the Shares and consummate the transactions described in this Agreement and any and all Liability of the Purchaser to the Bank under this Agreement shall be subject to the fulfillment on or before the Closing of each of the following, any of which may be waived by the Purchaser in its sole discretion:

(a) Governmental Approvals. All Consents, approvals and authorizations of any Governmental Authority required in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect and any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been terminated.

(b) Consents. The Purchaser shall have received evidence that any and all material Consents and approvals from third parties which are necessary for the consummation of the transactions contemplated by this Agreement and the other Documents shall have been obtained.

(c) Closing Documents. The Bank and the Seller shall have delivered to the Purchaser the resolutions, certificates, documents and instruments set forth below:

(i) the Interim Services Agreement and the Escrow Agreement;

(ii) a certificate executed by the Secretary or Assistant Secretary of the Bank, certifying as of the Closing Date: (A) the incumbency and signatures of the officers of the Bank authorized to sign this Agreement and the other Documents to which the Bank is a party; (B) a true and complete copy of the Articles of Association and bylaws of the Bank, each as may have been amended up to and through the Closing Date; (C) a copy of the resolutions duly and validly adopted by the Board of Directors of the Bank and the Seller authorizing the execution, delivery and performance of this Agreement, the Interim Services Agreement, the other Documents, the transactions contemplated hereby and thereby and the acts of the officers and employees of the Bank in carrying out the terms and provisions hereof; and (D) the capitalization of the Bank immediately prior to the Closing;

(iii) certificates required by Section 6.1(d) below; and

(iv) such other documents and instruments as the Purchaser or its counsel may reasonably request.

(d) Performance of Obligations. Each of the representations and warranties of the Seller and Bank that is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date to the same extent and with the same effect as if made at and as of such date; the Seller and Bank shall have performed and complied in all material respects with all of the agreements, covenants and conditions required by this Agreement to be performed or complied with by each of them on or prior to the Closing Date, and the Purchaser shall have received a certificate or certificates from officers of the Seller and Bank to such effect.

(e) Legal Opinion. A legal opinion in form and substance reasonably satisfactory to Purchaser and its counsel as to the enforceability of this Agreement and the validity of the transactions contemplated hereby.

(f) Stock Certificates. The Seller shall have delivered to Purchaser the certificates representing the Shares, duly endorsed in blank in proper form for transfer, with appropriate transfer stamps, if any, affixed, or approved by share transfer powers of attorney.

(g) Loan Sale. The Seller shall have purchased from the Bank the Loans identified on Schedule 6.1(g) hereto at a purchase price equal to the sum of (i) the aggregate outstanding principal balance of such Loans, (ii) the aggregate accrued but unpaid interest on such loans, and (iii) the aggregate fees, costs and expenses incurred by the Bank that remain unreimbursed by the respective borrowers under such Loans (the “Seller Repurchase Price”).

(h) Servicing Released. The Bank shall have released rights to service Loans in which Affiliates of the Bank purchased participation interests, but with respect to which the Bank did not retain any ownership, and such servicing obligations shall have been assumed by a party other than the Bank. The Bank shall have obtained releases for any actions taken as a servicer of such Loans.

(i) Resignations. The Bank shall have delivered to the Purchaser the written resignations of the members of the Board of Directors and the officers of the Bank designated by Purchaser from all directorships and offices within the Bank as of the Closing Date.

(j) Approvals and Consents. The Bank shall have delivered to the Purchaser copies of each of the Consents or waivers it is required to deliver in connection with the execution, delivery and performance of this Agreement in reasonably acceptable form to Purchaser.

6.2 Conditions Precedent to the Bank’s and Seller’s Obligations. The obligation of the Bank and the Seller to consummate the transactions described in this Agreement and any and all Liability of the Bank and the Seller to the Purchaser under this Agreement shall be subject to the fulfillment on or before the Closing Date of each of the following, any of which may be waived by the Bank and the Seller in their sole respective discretion:

(a) Governmental Approvals. All consents, approvals and authorizations of any Governmental Authority required in connection with the consummation of the transactions contemplated by this Agreement shall have been obtained and shall be in full force and effect and any waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement shall have expired or been terminated.

(b) Purchase Price. The Purchaser shall have delivered the Purchase Price as provided in Section 2.4.

(c) Closing Documents. The Purchaser shall have delivered to the Seller the resolutions, certificates, documents and instruments set forth below:

(i) the Interim Services Agreement and the Escrow Agreement;

(ii) a copy of the resolutions duly and validly adopted by the Board of Directors of the Purchaser, certified by the Secretary or any Assistant Secretary of the Purchaser, authorizing and approving the execution, delivery and performance of this Agreement, the Interim Services Agreement, the other Documents, the transactions contemplated hereby and thereby and the acts of the officers and employees of the Purchaser in carrying out the terms and provisions hereof;

(iii) a certificate of the Secretary or an Assistant Secretary of the Purchaser certifying as to the incumbency and signatures of the officers of the Purchaser authorized to sign this Agreement and the other Documents;

(iv) certificates required by Section 6.2(d) below; and

(v) such other documents and instruments as the Bank or its counsel may reasonably request, including without limitation IRS Form 8023 if Seller has requested that Purchaser join in the Tax Election pursuant to Section 8.6(e) below.

(d) Performance of Obligations. Each of the representations and warranties of the Purchaser that is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date to the same extent and with the same effect as if made at and as of such date; the Purchaser shall have performed and complied in all material respects with all of the agreements, covenants and conditions required by this Agreement to be performed or complied with by it on or prior to the Closing Date; to the Purchaser’s Knowledge, none of the representations and warranties made by the Bank and Seller in Article III is inaccurate, misleading or incomplete; and the Seller shall have received a certificate from an officer of the Purchaser to such effect.

ARTICLE VII

TERMINATION

7.1 Termination. This Agreement may be terminated, and the transactions contemplated hereby abandoned, on or at any time prior to the Closing Date:

(a) By the mutual written consent of the Parties hereto; or

(b) By either the Purchaser or the Seller:

(i) if there shall have been a material breach of any representation, warranty, covenant or other obligation of the other Party and the breach cannot be, or shall not have been, remedied within fifteen (15) days after receipt by such other Party of notice in writing specifying the nature of such breach and requesting that it be remedied;

(ii) if the Closing shall not have occurred on or before March 31, 2009, unless the failure of such occurrence shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe its obligations set forth in this Agreement required to be performed or observed by such Party on or before the Closing Date; or

(iii) if either Party has been informed in writing by a Governmental Authority whose approval or Consent in connection with the execution, delivery and performance of this Agreement and the other Documents has been requested that such approval or Consent is denied, or is granted subject to any material change in the terms of the Agreement, unless the failure of such occurrence shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe its agreements set forth herein required to be performed or observed by such Party on or before the Closing Date; or

(c) By Purchaser at any time on or before January 23, 2009, if Purchaser is not satisfied with the information revealed during its due diligence investigation of the Bank.

7.2 Effect of Termination, Fees and Expenses.

(a) In the event of termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to this Article VII, no Party to this Agreement shall have any liability or further obligation to the other Party hereunder except as set forth in this Section 7.2.

(b) In the event the Purchaser terminates this Agreement pursuant to Section 7.1(b)(i), the Seller shall pay to the Purchaser a sum equal to the expenses and fees incurred by the Purchaser in connection with the negotiation of this Agreement and investigation of the Bank up to a maximum amount of $50,000.

(c) In the event the Purchaser notifies the Seller of its intention to terminate this Agreement pursuant to Section 7.1(c) on or before January 23, 2009, but after January 16, 2009, the Purchaser shall pay the Seller a sum equal to (i) $300,000, plus (ii) the expenses and fees incurred by the Seller in connection with the negotiation of this Agreement and the Purchaser’s investigation of the Bank up to a maximum amount of $50,000.

(d) In the event the Seller terminates this Agreement pursuant to Section 7.1(b)(i), the Purchaser shall pay the Seller a sum equal to the expenses and fees incurred by the Seller in connection with the negotiation of this Agreement and the Purchaser’s investigation of the Bank up to a maximum amount of $50,000.

(e) Any amount that becomes payable pursuant to this Section 7.2 shall be paid by wire transfer of immediately available funds to an account designated by the receiving Party not later than three (3) days after the date of the applicable termination.

ARTICLE VIII

POST-CLOSING COVENANTS

8.1 Public Announcements. No Party to this Agreement shall make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser and the Seller, except as may be required by Law or the requirements of any national securities exchange or national automated quotation system, in which case the Party proposing to issue such press release or make such public announcement shall use reasonable efforts to consult in good faith with the other Party before issuing any such press release or making any such public announcement. The Purchaser and the Seller shall cooperate as to the timing and contents of any such press release or public announcement.

8.2 Confidentiality. From and after the Closing Date, the Seller shall treat and hold as confidential all proprietary information relating to the assets, operations and condition of the Bank. Without limiting the foregoing, the Seller shall not disclose any such proprietary information to any Person (except, as may be necessary, to such Person’s auditors, counsel or other professional advisors) or make use of or exploit any such proprietary information for its own purposes or for the benefit of any other Person (other than the Bank or the Purchaser). In the event that the Seller is required (by oral or written request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process, or by applicable Law) to disclose any such proprietary information, then the Seller shall promptly notify the Purchaser of the requirement so that the Purchaser, at its expense, may seek an appropriate protective order or waive compliance with this Section 8.2. If, in the absence of a protective order or receipt of a waiver hereunder, Seller reasonably believes that it is legally compelled to disclose such proprietary information, the Seller (or such Affiliate) may so disclose the proprietary information. The provisions of this Section 8.2 shall not be deemed to prohibit the disclosure by the Seller of proprietary information relating to the operations or affairs of the Bank to the extent reasonably and directly required (a) to prepare or complete any required Tax Return or financial statements, (b) in connection with any reports, applications, statements, testimony, audits or other matter before or by a Governmental Authority, (c) to comply with any applicable Laws, (d) to defend any suit, Claim or other Litigation, or in response to any summons or subpoena, or (e) to exercise or enforce its rights under this Agreement or any other Document, instrument or agreement executed pursuant hereto. The provisions of this Section 8.2 shall not apply to information that is or becomes (x) publicly available other than as a result of a disclosure by any of the Seller in breach of this Section 8.2, or (y) available to a Seller on a non-confidential basis from a source that, to the Knowledge of the Seller, is not prohibited from disclosing such proprietary information by any legal, contractual or fiduciary obligation.

8.3 Non-Solicitation. From the Closing Date until the second (2nd) anniversary of the Closing Date (the “Non-Solicitation Period”), the Seller and its Affiliates shall not, directly or indirectly, hire or recruit any employee of the Bank, while such employee is so employed, or solicit or induce, or attempt to solicit or induce, (a) any employee of the Bank to terminate his/her employment with, or otherwise cease his/her relationship with, the Bank or (b) any then-current customer, depositor or borrower of the Bank to materially alter, terminate or otherwise cease its relationship with the Bank. Notwithstanding anything to the contrary contained herein, nothing in this Agreement or any other Document shall: (i) prohibit any general solicitations of employment not directed solely to the employees of the Bank, (ii) prevent the Seller or its Affiliates from hiring any Person who contacts the Seller or any of its Affiliates on his or her own initiative without any solicitation by or encouragement from Seller or such Affiliate (other than general solicitations not directed solely to the employees of the Bank), or (iii) prohibit any general advertising or marketing efforts by Seller or its Affiliates directed primarily to the general public and only incidentally to the Bank’s customers, depositors or borrowers and the no provision of this Agreement shall be deemed violated by any inadvertent solicitation of any individual employee, customer, depositor or borrower of the Bank.

8.4 Non-Competition.

(a) In consideration of the Purchaser’s payment of the Purchase Price, the Seller shall not directly or indirectly through the Seller’s Affiliates or otherwise, for a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Non-Competition Period”), by ownership of securities or otherwise (except as a holder of less than three percent (3%) of any class of equity securities of any other Person, which class of securities shall have been registered under Section 12 of the Exchange Act), manage, control or participate in any manner in the operation of any bank (collectively, “Compete”) that solicits deposits or maintains branches in the State of Florida other than those institutions and branches listed on Schedule 8.4(a) hereto.

(b) The Seller acknowledges that a violation or threatened violation of any of the provisions of this Section 8.4 or of Sections 8.2 or 8.3 may result in the Purchaser sustaining irreparable harm, which result may not be adequately redressed by the payment of damages to the Purchaser and, therefore, in addition to any other remedies that the Purchaser may have under this Agreement or otherwise, the Purchaser shall be entitled to apply to any court of competent jurisdiction, at law or in equity, for an injunction, enjoining or restraining any such violation, including the rescission of any violative transaction to the extent permissible under applicable Law. If, for any reason, a court of competent jurisdiction shall find any of the provisions of this Section 8.4 or of Sections 8.2 or 8.3 unreasonable in duration, geographic scope or otherwise, the prohibitions contained herein shall be restricted to such time and geographic area as such court determines to be reasonable and that reflect the intention of the Parties to the fullest extent permissible. Such restriction shall apply only with respect to the operation of such provisions in the particular jurisdiction in which such adjudication is made.

(c) The Parties hereby acknowledge that this Section 8.4 and each of Sections 8.2 or 8.3 are essential terms of this Agreement.

8.5 Release. Effective at the time of the Closing, Seller hereby, without any further action, release and forever discharge the Bank and its officers, directors, employees and Affiliates (other than the Purchaser), from any and all liabilities, claims, obligations, actions, causes of action, suits at law or in equity of whatever kind or nature, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, commitments, controversies, promises, variances, trespasses, judgments, verdicts, extents, executions, Liens, payments, damages, costs, attorneys fees, expenses, and demands of any kind or nature, which Seller may have or may have had, known or unknown, from the beginning of the world through and including the Closing Date, against the Bank or any of its officers, directors, employees or Affiliates (other than the Purchaser).

8.6 Tax Matters.

The following provisions shall govern the allocation of responsibility as between the Purchaser and the Seller and the Seller’s parent (together, the “Seller Group”) for certain tax matters following the Closing Date:

(a) Straddle Period. In the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the amount of any Taxes based on or measured by income or receipts of the Bank for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date (and for such purpose, the taxable period of any partnership or other pass-through entity in which the Bank holds a beneficial interest shall be deemed to terminate at such time) and the amount of other Taxes of the Bank for a Straddle Period that relates to the Pre-Closing Tax Period shall be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in such Straddle Period.

(b) Responsibility for Filing Tax Returns for Periods through Closing Date.

(i) The Purchaser shall prepare or cause to be prepared and filed all Tax Returns for the Bank that are filed after the Closing Date other than income Tax Returns with respect to periods for which Bank is included in the consolidated federal income Tax Return of the Seller Group, including any state income Tax Returns for such period (whether filed separately or on a consolidated basis) (“Separate Returns”). The Seller at its expense shall cooperate fully in connection with the preparation and filing by the Purchaser of such Tax Returns and any audit, litigation or other proceeding with respect to such Tax Return including, without limitation, the delivery of any requested records and information concerning the Tax Return. The Seller shall pay when due all Taxes relating to or arising from their ownership of the Bank up to and including the Closing Date to the extent such Taxes are not included in the Closing Balance Sheet.

(ii) The Seller Group shall include the income of the Bank (including any deferred items triggered into income by Reg. §1.1502-13 and any excess loss account taken into income under Reg. §1.1502-19) on the Seller Group’s consolidated federal income Tax Returns for all periods through the Closing Date and pay any federal income Taxes attributable to such income. Such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. The Purchaser shall have the right to review the portions of the Tax Returns that relate to the Bank prepared by the Seller Group. The Purchaser shall cause the Bank to furnish information to the Seller as reasonably requested by the Seller to allow the Seller Group to satisfy their obligations under this section in accordance with past custom and practice.

(iii) The Seller Group shall include the income of the Bank in all state, local, and foreign consolidated, unitary, combined or similar Tax Returns of the Seller Group that are required to include the Bank for all periods through the Closing Date and pay any Taxes attributable to the Bank. Such Tax Returns shall be prepared and filed in a manner consistent with prior practice, except as required by a change in applicable law. The Purchaser shall have the right to review the portions of the Tax Returns that relate to the Bank prepared by the Seller Group. The Purchaser shall cause the Bank to furnish information to the Seller Group as reasonably requested by the Seller Group to allow the Seller Group to satisfy their obligations under this section in accordance with past custom and practice.

(iv) The Seller Group shall cooperate fully, as and to the extent reasonably requested by the Purchaser or the Bank, in connection with the filing of Tax Returns pursuant to this Section 8.6 and any audit, litigation or other proceeding with respect to Taxes. The Purchaser shall cooperate fully, as and to the extent reasonably requested by the Seller Group, in connection with the filing of the Tax Returns filed by the Seller Group. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. The Seller Group shall retain all books and records of the Seller Group with respect to Tax matters pertinent to the Bank relating to any taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified by the Purchaser, any reasonable extensions thereof) of the respective taxable periods, and to abide by all record retention agreements entered into with any taxing authority, and give the other Party reasonable written notice prior to transferring, destroying or discarding any such books and records.

(v) The Purchaser and the Seller Group further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any governmental authority or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(vi) All tax-sharing agreements or similar agreements with respect to or involving the Bank shall be terminated as of the Closing Date and, after the Closing Date, the Bank shall not be bound thereby or have any liability thereunder.

(c) Certain Taxes and Fees. All transfer, documentary, sales, use, stamp, registration and other such Taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (other than pursuant to Section 6.1(g) hereof which shall be paid as agreed upon between the Parties in connection with the transactions contemplated therein) shall be paid by the Seller Group when due, and Seller Group will, at their own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges, and, if required by applicable law, the Purchaser will, and will cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d) Carrybacks. The Seller Group shall immediately pay to the Purchaser any Tax refund (or reduction in Tax liability) resulting from a carryback of a post-acquisition Tax attribute of the Bank into the Seller Group’s consolidated Tax Return, when such refund (or reduction) is realized by the Seller Group’s group. At the Purchaser’s request, the Seller Group will cooperate with the Bank in obtaining such refund (or reduction), including through the filing of amended Tax Returns or refund claims. The Purchaser agrees to indemnify the Seller Group for any Taxes resulting from the disallowance of such post-acquisition Tax attribute on audit.

(e) Code Section 338(h)(10) Election. If requested by Seller on or before the Closing Date, Purchaser will join Seller’s parent and make an election with respect to the transactions contemplated hereby under section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder and any similar state statute or regulation (the “Tax Election”), which Tax Election shall be at the sole discretion of Seller. In such regard, Purchaser will execute any and all documents (including without limitation IRS Form 8023) and cooperate with Seller’s parent in taking any and all action necessary to cause such election to become effective. In the event that Seller requests that Purchaser join with Seller’s parent to make the Tax Election, and Purchaser has complied with the immediately preceding sentence regarding the IRS Form 8023 as of the Closing Date, then the Purchase Price shall be reduced by the Tax Election Adjustment Amount. In the event that the Tax Election is made, the purchase price and liabilities of the Bank will be allocated to the assets of the Bank for all purposes in a manner consistent with Sections 338 and 1060 of the Code.

(f) Amendments. Purchaser covenants that it will not, without the prior written consent of Seller, which consent shall not be unreasonably withheld, cause or permit the Bank or any Affiliate of Purchaser to amend or take any Tax position on any Tax Return with respect to Taxes of the Bank that Purchaser has reason to know will result in any increased tax liability or reduction of any Tax Asset of Seller or the Seller Group in respect of any Pre-Closing Tax Period. For purposes of this subsection (f), “Tax Asset” means any net operating loss, net capital loss, investment tax credit, foreign tax credit, charitable deduction, claim for refund or any other credit or tax attribute which could reduce Taxes (including, without limitation, deductions and credits related to alternative minimum Taxes), provided, however, that such term shall not include the Tax basis of the Shares of the Bank.

(g) Pre-Closing Refunds.

(i) If, with respect to a Tax Return required to be filed by the Bank, Seller reasonably determines that the Bank is entitled to file a claim for refund or an amended Tax Return with respect to a Pre-Closing Tax Period, Purchaser shall, upon Seller’s reasonable request, cause the Bank to file all such claims or amended Tax Returns. Purchaser shall consult with Seller and use commercially reasonable efforts to secure claims for refunds pending as of the Closing Date, and Seller shall, upon request, promptly reimburse Purchaser for Purchaser’s reasonable out of pocket expenses incurred from time to time in connection therewith.

(ii) Purchaser shall promptly pay or shall cause prompt payment to be made to Seller of all refunds of Taxes and interest thereon received by, or credited against the Tax liability of Purchaser, any Affiliate of Purchaser, or the Bank attributable to Taxes paid by Seller or any Affiliate of Seller with respect to any Pre-Closing Tax Period.

(h) In the event that the Tax Election is not made and Purchaser determines that the Seller Group has undergone a prior ownership change for purposes of Section 382 of the Code, the Seller Group shall upon Purchaser’s request file a timely election under Treasury Regulation §1.1502-95 to apportion the appropriate portion of the Seller Group’s annual consolidated Section 382 limitation to the Bank.

8.7 Employee Benefits; Employment Matters.

(a) Effective at the time of Closing, the Bank shall cease to be a participating employer under, and officers, employees, directors and consultants of the Bank shall cease to participate in, the Employee Plans (except for such Employee Plans, if any, which are sponsored or maintained, or have been entered into, by the Bank solely for the benefit of such officers, employees, directors or consultants).

(b) Immediately following the Closing Date, the Purchaser will cause the Bank to provide the employees of the Bank (so long as such employees are employees of the Bank) with benefits similar in the aggregate to those provided to similarly situated employees of the Purchaser.

ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations, Warranties and Covenants.

(a) The representations and warranties contained in this Agreement shall survive the Closing and continue in full force and effect after the consummation of the transactions contemplated hereby; provided, however, that any claim for Losses arising out of or with respect to the inaccuracy or breach of any representation or warranty must be asserted in writing by notice given to the other Party on or before the first anniversary of the Closing Date, (the “Indemnification Period”), failing which any such claim shall be waived and extinguished, excluding, however, claims for (i) Losses within the subject matter of any inaccuracy or breach of representations or warranties contained in the Sections 3.1 (Organization and Qualification; Name), 3.3 (Articles of Association, Bylaws and Corporate Records), 3.4 (Authority to Execute and Perform Agreement), 3.5 (Capitalization.), 3.6 (Title to Shares), 3.20 (Taxes), 4.1 (Organization and Qualification), and 4.2 (Authorization; Enforceability), (ii) Losses indemnified under Sections 9.2(b) or 9.2(c), or (iii) Losses arising out of knowing and intentional fraud, which may be asserted until the expiration of the applicable statute of limitations (giving effect to any waivers or extensions thereof), even if the expiration of such statute of limitations is later than the Indemnification Period. The covenants and agreements to be performed after the Closing Date shall survive the Closing and shall remain in full force and effect thereafter until (x) in the case of each covenant or agreement that has a specific duration, until the expiration of such duration; and (y) in the case of each covenant or agreement that does not have a specific duration, until the fulfillment thereof.

(b) Any claims for indemnification with respect to a representation or warranty asserted in writing as provided for in this Article IX prior to the expiration of the Indemnification Period (or with respect to Sections 3.1 (Organization and Qualification; Name), 3.3 (Articles of Association, Bylaws and Corporate Records), 3.4 (Authority to Execute and Perform Agreement), 3.5 (Capitalization.), 3.6 (Title to Shares), 3.20 (Taxes), 4.1 (Organization and Qualification), 4.2 (Authorization; Enforceability), Losses indemnified under Sections 9.2(b) or 9.2(c) and Losses arising out of knowing and intentional fraud, prior to the expiration of the applicable statute of limitations) shall survive until finally resolved. The covenants shall survive until the expiration of the applicable statute of limitations. For convenience of reference, the date upon which any representation or warranty contained herein shall terminate is referred to herein as the “Survival Date.”

(c) No third party other than the Indemnified Persons shall be a third party or other beneficiary of such representations, warranties or covenants and no such third party shall have any rights of contribution with respect to such representations or warranties or any matter subject to or resulting in indemnification under this Article IX or otherwise.

9.2 Seller’s Indemnification of the Purchaser.

(a) From and after the Closing Date (but subject to Sections 9.1(a) and 9.4), the Seller shall hold harmless and indemnify each of the Purchaser, the Bank, their respective Affiliates and their respective officers, directors and shareholders and their successors and assigns (the “Purchaser Indemnified Persons”) from and against any and all Losses arising out of or in any manner incident, relating or attributable to any inaccuracy in, or breach of (i) any representation or warranty of the Seller or Bank contained in Article III of this Agreement or (ii) any covenant of the Seller or Bank contained in this Agreement.

(b) Seller shall indemnify Purchaser Indemnified Persons from and against any Losses attributable to (i) the terms, operation and administration of the Employee Plans being, prior to the Closing, in violation of ERISA or applicable Law, and (ii) employee claims relating to the Employee Plans for any period prior to Closing, provided that notice of such claim is provided to Seller in the manner provided in Section 9.5 prior to the expiration of the Indemnification Period.

(c) The Seller shall indemnify the Bank and the Purchaser and hold them harmless from and against any loss, claim, liability, expense, or other damage attributable to (i) all Taxes (or the non-payment thereof) of the Bank for all taxable periods ending on or before the Closing Date and the portion through the end of the Closing Date for any taxable period that includes (but does not end on) the Closing Date (“Pre-Closing Tax Period”), (ii) all Taxes of any member of an affiliated, consolidated, combined or unitary group of which the Bank is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation §1.1502-6 or any analogous or similar state, local, or foreign law or regulation, and (iii) any and all Taxes of any person (other than the Bank) imposed on the Bank as a transferee or successor, by contract or pursuant to any law, rule, or regulation, which Taxes relate to an event or transaction occurring before the Closing.

(d) Notwithstanding anything to the contrary set forth in this Agreement, the Purchaser Indemnified Persons shall not be entitled to indemnification under this Section 9.2 for any Tax liability incurred by Bank arising from: (i) any merger, liquidation, business combination or other structural, tax or accounting change (including being included in a consolidated group) to the Bank made by or at the request of Purchaser (or as otherwise required by Law) or as a result of Purchaser acquiring the Bank, on or after the Closing Date, (ii) any Tax arising out of the Bank becoming a part of a consolidated group of the Purchaser, (iii) any Tax election(s) made by or on behalf of Purchaser immediately before, on or after the Closing Date due to the transactions contemplated by this Agreement or the Purchaser’s tax requirement imposed on the Bank, or (iv) any Taxes incurred by the operation of the Bank’s business on or after the Closing Date.

9.3 Purchaser’s Indemnification of the Seller.

(a) Purchaser hereby agrees to indemnify, defend, protect and hold harmless the Seller and its officers, directors, employees and shareholders, their successors and assigns (collectively, the “Seller Indemnified Persons”) from, against and with respect to any and all Losses arising out of or in any manner, incident, relating or attributable to: (i) any inaccuracy in, or breach of, any representation or warranty of the Purchaser contained in the Agreement; or (ii) any breach of, or any failure by the Purchaser to perform or observe, in full, any covenant, agreement or condition to be performed by the Purchaser under this Agreement.

(b) Without limiting the Purchaser’s obligations under Section 9.3(a), the Purchaser hereby agrees to indemnify the Seller and to defend and hold the Seller harmless from and against any and all Losses arising out of or in any manner incident, relating or attributable to actions taken by the Bank, the Purchaser or any of its Affiliates at or after the Closing with respect to employees of the Bank, including, but not limited to (i) termination by the Bank, the Purchaser or any of its Affiliates of the employment any such employee at or after the Closing, (ii) failure of the Bank, the Purchaser or any of its Affiliates to continue the employment of any such employee after the Closing Date on substantially the same terms in the aggregate as such employee enjoyed immediately prior to the Closing, or (iii) any claim made by any such employee for severance pay arising upon, or at any time following, the Closing.

9.4 De Minimis; Deductible; Cap.

(a) Notwithstanding anything to the contrary in Section 9.2 or Section 9.3, (i) the Seller shall not be liable under Section 9.2 for any individual breach of any representation or warranty to the extent such breach results in Losses of less than $25,000 (a “Non-Material Loss”) (it being understood that a series or group of related individual breaches of such representation or warranty shall be aggregated together for purposes of this clause (a)), and (ii) the Seller shall not have any liability under Section 9.2 with respect to breaches of any representations, warranties or covenants until the aggregate Losses, excluding Non-Material Losses, of the Purchaser Indemnified Persons exceed $200,000, after which the Purchaser Indemnified Persons shall be entitled to all such Losses in excess thereof up to the limitations, as may be applicable, as set forth in this

Article IX; provided, however, that the foregoing limitations in clause (i) and clause (ii) shall not apply to breaches of Sections 3.1 (Organization and Qualification; Name), 3.3 (Articles of Association, Bylaws and Corporate Records), 3.4 (Authority to Execute and Perform Agreement), 3.5 (Capitalization.), 3.6 (Title to Shares), 3.20 (Taxes), 3.27 (Taxes) (Employee Plans), Losses indemnified under Sections 9.2(b) or 9.2(c) or any Losses arising out of knowing and intentional fraud.

(b) With respect to matters of indemnification, the Parties negotiated the Non-Material Loss and the Deductible, in part, to avoid disputes about the meaning of materiality qualifications such as “Material Adverse Effect,” “material,” “materially,” and “in all material respects. Accordingly, for purposes of this Article IX, any materiality qualifier contained in any representation, warranty or covenant referred to in Section 9.2 shall be ignored in determining whether a misrepresentation or breach of any such provision occurred. As a result, every dollar of Losses suffered shall count toward the calculation of the Non-Material Losses.

(c) The maximum aggregate amount of Seller’s indemnification obligations under this Article IX shall be limited to fifty percent (50%) of the Purchase Price, provided that such limit shall not apply to Losses arising out of breaches of Sections 3.1 (Organization and Qualification; Name), 3.3 (Articles of Association, Bylaws and Corporate Records), 3.4 (Authority to Execute and Perform Agreement), 3.5 (Capitalization.), 3.6 (Title to Shares), 3.20 (Taxes), Losses indemnified under Sections 9.2(b) or 9.2(c) or any Losses arising out of knowing and intentional fraud.

9.5 Assertion of Claims. No claim shall be brought under Sections 9.2 or 9.3 hereof unless the Indemnified Persons, or any of them provide to Indemnifying Persons (a) prompt and timely written notice prior to the end of the applicable date as set forth in Section 9.1(a) of the existence of any such claim, specifying the nature and basis of such claim and the amount thereof, to the extent known, or (b) prompt and timely written notice prior to the end of the applicable date as set forth in Section 9.1(a) pursuant to this Section 9.5 of any Third Party Claim (as defined below), the existence of which might give rise to such a claim; provided, however, that the failure so to provide such notice to the Indemnifying Persons will not relieve the Indemnifying Persons from any liability which they may have to the Indemnified Persons under this Agreement or otherwise, except to the extent that the Indemnifying Person reasonably demonstrates that such failure results in the loss or compromise of any rights or defenses of the Indemnifying Persons and that the Indemnifying Persons were not otherwise aware of such action or claim. Upon the giving of such written notice as aforesaid, the Indemnified Persons, or any of them, shall have the right to commence legal proceedings prior or subsequent to the applicable Survival Date for the enforcement of their rights under Sections 9.2 or 9.3 hereof, as the case may be, resulting from the assertion of liability by third parties (each, a “Third Party Claim”), which shall be subject to the following terms and conditions:

(a) The Indemnified Persons shall promptly give written notice to the Indemnifying Persons of any Third Party Claim that might give rise to any Loss by the Indemnified Persons, stating the nature and basis of such Third Party Claim, and the amount thereof to the extent known. Such notice shall be accompanied by copies of all relevant documentation with respect to such Third Party Claim, including, without limitation, any summons, complaint or other pleading that may have been served, any written demand or any other document or instrument. Subject to the notice requirements of Section 9.1(a), the failure to provide written notice to the Indemnifying Persons will not relieve the Indemnifying Persons from any liability which they may have to the Indemnified Persons unless the Indemnifying Person reasonably demonstrates that such failure directly results in the loss or compromise of any rights or defenses of the Indemnifying Persons and that the Indemnifying Persons were not otherwise aware of such action or claim.

(b) If an Indemnified Person gives timely notice in accordance with the notice requirements of Section 9.1(a) to the Indemnifying Person pursuant to Section 9.5(a) of the assertion of a Third Party Claim, the Indemnifying Person shall be entitled to participate in and assume the defense of such Third Party Claim using counsel reasonably satisfactory to the Indemnified Person; provided, however, that the Indemnifying Person shall not be entitled to assume the defense of such Third Party Claim if (i) the Indemnifying Person is also a Person against whom the Third Party Claim is made and the Indemnified Person determines in good faith that (A) joint representation would be inappropriate, or present a conflict of interest, or (B) there are legal defenses available to the Indemnified Party that are different from or in addition to those available to the Indemnifying Person; (ii) the Indemnifying Person fails to provide reasonable assurance to the Indemnified Person of its financial capacity to defend such Third Party Claim and provide indemnification with respect to such Third Party Claim; (iii) the Third Party Claim seeks, or is reasonably likely to seek or result in, the imprisonment of, the imposition of a criminal penalty or fine against, or the imposition of an equitable remedy with respect to, the Indemnified Persons; or (iv) the damages sought in such Third Party Claim, taken together with the estimated costs of defense thereof and the amount claimed by the Indemnified Persons with respect to any unresolved claims for indemnification then pending, is greater than the applicable limitation set forth in Section 9.2. Subject to the foregoing, after notice from the Indemnifying Person to the Indemnified Person of its election to assume the defense of such Third Party Claim, the Indemnifying Person shall, so long as it diligently conducts such defense, (i) not be liable to the Indemnified Person under this Section 9.5 for any fees of other counsel or any other expenses with respect to the defense of such Third Party Claim subsequently incurred by the Indemnified Person in connection with the defense of such Third Party Claim and (ii) have full control over the conduct of such proceeding. If the Indemnifying Person assumes the defense of a Third Party Claim, (i) such assumption will conclusively establish for purposes of this Agreement that the claims made in that Third Party Claim are within the scope of and subject to indemnification, and (ii) no compromise or settlement of such Third Party Claim may be effected by the Indemnifying Person without the Indemnified Person’s written consent unless (C) there is no finding or admission of any violation of Law or any violation of the rights of any Person; (D) the sole relief provided is monetary damages that are paid in full by the Indemnifying Person; and (E) the Indemnified Person shall have no liability or obligation (including without limitation any obligation to take or to refrain from taking any action) with respect thereto. If notice is given to an Indemnifying Person of the assertion of any Third Party Claim and the Indemnifying Person does not, within ten (10) days after such notice is given, give notice to the Indemnified Person of its election to assume the defense of such Third Party Claim, the Indemnifying Person will be deemed to have waived the right to defend such Third Party Claim and shall be bound by any determination made in such Third Party Claim or any compromise or settlement effected by the Indemnified Person.

(c) Notwithstanding the foregoing, if an Indemnified Person determines in good faith that there is a reasonable probability that a Third Party Claim may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Person may, by notice to the Indemnifying Person, assume the exclusive right to defend, compromise or settle such Third Party Claim, but the Indemnifying Person will not be bound by any determination of any Third Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its consent (which shall not be unreasonably withheld).

(d) With respect to any Third Party Claim subject to indemnification under this Section 9.5: (i) both the Indemnified Person and the Indemnifying Person, as the case may be, shall keep the other Person fully informed of the status of such Third Party Claim and any related proceedings at all stages thereof where such Person is not represented by its own counsel, (ii) the Parties agree (each at its own expense) to render to each other such assistance as they may reasonably require of each other and to cooperate in good faith with each other in order to ensure the proper and adequate defense of any Third Party Claim and (iii) the Parties agree to cooperate in such a manner as to preserve in full (to the extent possible) the confidentiality of all Confidential Information and the attorney-client and work-product privileges.

9.6 Mitigation. The Purchaser, the Bank and the Seller agree to use their commercially reasonable efforts to mitigate any Losses which are subject to indemnification hereunder.

9.7 Exclusive Remedies. Except for any Indemnified Persons’ ability to seek specific performance or injunctive relief, and except for fraud claims, the remedies provided in this Article IX shall be the exclusive remedies of the Indemnified Persons for Losses relating to any breach by any Party of any representation, warranty or covenant or other provision contained in this Agreement or otherwise arising out the negotiation, entry or consummation of the transactions contemplated by this Agreement.

ARTICLE X

MISCELLANEOUS

10.1 Notices. All notices, requests, consents and other communications hereunder shall be in writing, shall be addressed to the receiving Party’s address set forth below or to such other address as a Party may designate by notice hereunder, and shall be (a) delivered by hand, (b) made by facsimile transmission, (c) sent by recognized overnight courier, or (i) sent by certified mail, return receipt requested, postage prepaid.

If to the Purchaser to:	NewStar Financial, Inc.
500 Boylston Street, Suite 1600
Boston, MA 02116
Attn:
Tel: 617.848.2500
Fax: 617.848.4300

With a copy to (which shall not constitute notice):

K&L Gates LLP
State Street Financial Center
One Lincoln Street
Boston, MA 02111-2950
Attn: Thomas Holt, Esq.
Tel: 617-261-3100
Fax: 617-261-3175

If to the Seller or Bank to:

Dickinson Financial Corporation
1111 Main St., Ste. 1600
Kansas City, MO 64105
Attn: Paul P. Holewinski
Tel: 816-471-9800
Fax: 816-412-0022

With a copy to (which shall not constitute notice):

Dickinson Financial Corporation
1111 Main St., Ste. 1600
Kansas City, MO 64105
Attn: John R. Cox
Tel: 816-472-5244
Fax: 816-221-3694

All notices, requests, consents and other communications hereunder shall be deemed to have been given (a) if by hand, at the time of the delivery thereof to the receiving Party at the address of such Party set forth above, (b) if sent by facsimile transmission, at the time receipt has been acknowledged by electronic confirmation or otherwise, (c) if sent by nationally-recognized, overnight courier, on the next Business Day following the day such notice is delivered to such courier service, or (d) if sent by certified mail, on the fifth (5th) Business Day following the day such mailing is made.

10.2 Entire Agreement. The Documents embody the entire agreement and understanding between the Parties hereto with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings relating to the subject matter hereof, including without limitation any letters of intent by and between any of the Parties. No statement, representation, warranty, covenant or agreement of any kind not expressly set forth in the Documents shall affect, or be used to interpret, change or restrict, the express terms and provisions of this Agreement.

10.3 Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective successors, heirs, personal representatives, legal representatives, and permitted assigns.

10.4 Assignment. Neither this Agreement, nor any right hereunder, may be assigned by any of the Parties hereto without the prior written consent of the other Parties, except that the Purchaser may assign all or part of its rights and obligations under this Agreement to one or more direct or indirect subsidiaries or Affiliates (in which event, representations and warranties relating to the Purchaser shall be appropriately modified to Seller’s reasonable satisfaction ). Notwithstanding anything the contrary contained herein, no such assignment by Purchaser shall release or otherwise relieve Purchaser from any obligations hereunder.

10.5 Modifications and Amendments. The terms and provisions of this Agreement may be modified or amended only by written agreement executed by all Parties hereto.

10.6 Waivers and Consents. The terms and provisions of this Agreement may be waived, or consent for the departure therefrom granted, only by written document executed by the Party entitled to the benefits of such terms or provisions. No such waiver or consent shall be deemed to be or shall constitute a waiver or consent with respect to any other terms or provisions of this Agreement, whether or not similar. Each such waiver or consent shall be effective only in the specific instance and for the purpose for which it was given, and shall not constitute a continuing waiver or consent. No failure or delay by a Party hereto in exercising any right, power or remedy under this Agreement, and no course of dealing between the Parties hereto, shall operate as a waiver of any such right, power or remedy of the Party. No single or partial exercise of any right, power or remedy under this Agreement by a Party hereto, nor any abandonment or discontinuance of steps to enforce any such right, power or remedy, shall preclude such Party from any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. The election of any remedy by a Party hereto shall not constitute a waiver of the right of such Party to pursue other available remedies. No notice to or demand on a Party not expressly required under this Agreement shall entitle the Party receiving such notice or demand to any other or further notice or demand in similar or other circumstances or constitute a waiver of the rights of the Party giving such notice or demand to any other or further action in any circumstances without such notice or demand.

10.7 No Third Party Beneficiary. Except as provided in Section 9.2 or 9.3, nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any Person other than the Parties hereto and their respective heirs, personal representatives, legal representatives, successors and permitted assigns, any rights or remedies under or by reason of this Agreement.

10.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

10.9 Governing Law. This Agreement and the rights and obligations of the Parties hereunder shall be construed in accordance with and governed by the Law of the State of New York without giving effect to the conflict of law principles thereof.

10.10 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

10.11 Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.12 Expenses. Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, whether or not the Closing shall have occurred, provided, however, that the Bank may pay such costs and expenses out of Cash.

10.13 No Admission. The mere inclusion of an item in a Disclosure Schedule hereto (a) shall not be an assertion or guaranty that such item is of a value or monetary significance equal to or in excess of any dollar limit or threshold set forth in the corresponding section of the Agreement or (b) as an exception to a representation or warranty shall not be deemed an admission by a Party that such item represents a material exception or fact, event or circumstance or that, absent such inclusion in the Disclosure Schedule, such item is or would be reasonably likely to result in a Material Adverse Effect.

10.14 Further Assurances. At any time and from time to time after the Closing Date, at the request of the Purchaser and without further consideration, the Seller and the Bank shall execute and deliver such other instruments of sale, transfer, conveyance, assignment and confirmation as may be reasonably requested in order to more effectively transfer, convey and assign to the Purchaser, and to confirm the Purchaser’s title to, the Sellers.

10.15 Waiver of Jury Trial. PURCHASER AND SELLER HEREBY UNCONDITIONALLY WAIVE THEIR RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION DIRECTLY OR INDIRECTLY BASED UPON OR ARISING OUT OF THIS AGREEMENT, ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY, OR ANY DEALINGS BETWEEN PURCHASER AND SELLER RELATING TO THE SUBJECT MATTER HEREOF OR THEREOF. THE SCOPE OF THIS WAIVER IS INTENDED TO BE

ALL ENCOMPASSING OF ANY AND ALL DISPUTES THAT MAY BE FILED IN ANY COURT (INCLUDING, WITHOUT LIMITATION, CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW AND STATUTORY CLAIMS). THIS WAIVER IS IRREVOCABLE MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THE WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS AGREEMENT. IN THE EVENT OF LITIGATION, THIS AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

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IN WITNESS WHEREOF, the Parties hereto have each executed and delivered this Agreement as of the day and year first above written.

NEWSTAR FINANCIAL, INC.

By:	/s/ John Kirby Bray
Name:	John Kirby Bray
Title:	Chief Financial Officer

DICKINSON FINANCIAL CORPORATION

By:	/s/ Rick L. Smalley
Name:	Rick L. Smalley
Title:	President & CEO

SOUTHERN COMMERCE BANK, NATIONAL ASSOCIATION

By:	/s/ Rick L. Smalley
Name:	Rick L. Smalley
Title:	Chairman

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